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UNITED STATES hours per response. . . . . . . ..5.43 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  December 31, 2006

Commission File Number ________________

Genoil Inc.

(Translation of registrant’s name into English)

#2020, 633 - 6 Avenue SW, Calgary, Alberta, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X  Form 40-F …

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes … No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date April 23, 2007 By David K. Lifschultz, CEO (Signature) *

* Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained inSEC 1815 (04-07) this form are not required to respond unless the form displays a currentlyvalid OMB control number.

GENERAL INSTRUCTIONS
A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.
(1)
The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940
(2)
An issuer may submit a Form 6-K in paper under:

z Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

z Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer’s “home country”), or under the rules of the home country exchange on which the issuer’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer’s security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

z a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3)
When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.
(4)
An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).
(5)
XBRL-Related Documents. XBRL-Related Documents (§232.11 of this chapter) can be submitted if listed as exhibit 100.

2

D. Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation ST Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

z press releases;

z communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States (“foreign offerings”); and

z documents disclosing annual audited or interim consolidated financial information.

(2)
In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer’s home country or the rules of the issuer’s home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer’s security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.
(3)
An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.
(4)
Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

3

Consolidated Financial Statements

December 31, 2006

GENOIL INC.

Index to Consolidated Financial Statements

Year Ended December 31, 2006

AUDITORS’ REPORT

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

To the Shareholders of Genoil Inc.

We have audited the Consolidated Balance Sheets of Genoil Inc. as at December 31, 2006 and 2005 and the Consolidated Statements of Loss, Deficit and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated June 30, 2005.

Chartered Accountants
Vancouver, Canada

March 9, 2007

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

COMMENTS BY AUDITORS FOR US READERS ON CANADA - US REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving 2004 stock based compensation described in Note 2, have a material effect on the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 9, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada

March 9, 2007

2

Management’s Responsibility for Financial Reporting

Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Genoil Inc. Financial and operational information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

BDO Dunwoody LLP, the Company’s independent auditors, performed an audit of the financial statements in accordance with Canadian generally accepted auditing standards. This audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they assess the accounting principles used and significant estimates made by management, and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee. The Audit Committee meets with management and the independent auditors to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit Committee also considers the independence of the external auditors and reviews their fees. The external auditors have access to the Audit Committee without the presence of management.

/signed/ D.K. Lifschultz	/signed/ D. Kippen

Chairman and CEO	Chief Financial Officer

Calgary, AB

March 09, 2007

3

GENOIL INC.

Consolidated Balance Sheets

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

	2006	2005

ASSETS
CURRENT
Cash and cash equivalents	$1,434,671	$455,632
Receivables	8,334	99,383
Prepaid expenses and deposits	89,279	—

	1,532,284	555,015

PROPERTY, PLANT AND EQUIPMENT (Note 3)	2,193,738	2,417,411

INTANGIBLE ASSETS (Note 4)	2,755,553	3,183,478

	$6,481,575	$6,155,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$654,187	$1,678,550
Due to related parties (Note 5)	—	118,383
Convertible Notes - current portion (Note 6)	970,735	1,458,397

	1,624,922	3,255,330

CONVERTIBLE NOTES (Note 6)	2,157,505	2,033,199

	3,782,427	5,288,529

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	34,809,229	21,665,406
Contributed surplus (Note 7)	11,669,412	9,075,415
Accumulated deficit	(43,779,493)	(29,873,446)

	2,699,148	867,375

	$6,481,575	$6,155,904

COMMITMENTS (Note 15)
CONTINGENCIES (Note 16)
SUBSEQUENT EVENTS (Note 19)
GOING CONCERN (Note 1)

APPROVED BY THE BOARD

/signed/ D.K. Lifschultz__D.K. Lifschultz Director

/signed/ B. Korney _____B. Korney Director

See notes to consolidated financial statements

4

GENOIL INC.

Consolidated Statements of Loss

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

	2006	2005	2004

EXPENSES
Administrative expenses	$4,493,679	$4,231,735	$2,522,906
Stock-based compensation (Note 13)	3,554,776	1,960,141	1,858,163
Amortization	580,899	629,506	742,901
Accretion of Convertible notes (Note 6)	487,398	463,558	770,129
Development expenses	335,322	1,408,054	741,049
Interest on long term debt	125,613	58,383	345,500

LOSS FROM OPERATIONS	9,577,687	8,751,377	6,980,648

INTEREST INCOME	23,393	19,484	—

LOSS BEFORE OTHER EXPENSES	(9,554,294)	(8,731,893)	(6,980,648)

OTHER EXPENSES

Settlement of claim (Note 14)	4,230,000	—	—
Impairment of long term assets (Notes 3, 4)	121,753	2,191,428	2,116,912

	4,351,753	2,191,428	2,116,912

NET LOSS	$(13,906,047)	$(10,923,321)	$(9,097,560)

LOSS PER SHARE - Basic and Diluted	$(0.07)	$(0.06)	$(0.05)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	211,830,875	191,558,255	169,821,090

See notes to consolidated financial statements

5

GENOIL INC.

Consolidated Statements of Deficit

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

	2006	2005	2004

DEFICIT - BEGINNING OF YEAR

As previously reported	$(29,873,446)	$(18,950,125)	$(8,940,351)

Effect of change in accounting policy (Note 2)	—	—	(912,214)

As restated	(29,873,446)	(18,950,125)	(9,852,565)

NET LOSS FOR THE YEAR	(13,906,047)	(10,923,321)	(9,097,560)

DEFICIT - END OF YEAR	$(43,779,493)	$(29,873,446)	$(18,950,125)

See notes to consolidated financial statements

6

GENOIL INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

	2006	2005	2004

OPERATING ACTIVITIES
Net loss	$(13,906,047)	$(10,923,321)	$(9,097,560)
Items not affecting cash:
Amortization	580,899	629,506	742,901
Accrued interest	96,024	8,952	331,250
Accretion of convertible notes	487,398	463,558	770,129
Stock-based compensation	3,554,776	1,960,141	1,858,163
Impairment of long term assets	121,753	2,191,428	2,116,912
Settlement of claim	4,230,000	—	—

	(4,835,197)	(5,669,736)	(3,278,205)

Changes in non-cash working capital:
Receivables	91,049	(41,731)	(37,620)
Accounts payable and accrued liabilities	(765,668)	495,457	1,483,577
Prepaid expenses and deposits	(89,279)	—	—

	(763,898)	453,726	1,445,957

Cash flow used by operating activities	(5,599,095)	(5,216,010)	(1,832,248)

INVESTING ACTIVITIES
Purchase of office equipment	(51,054)	(58,161)	(14,570)
Purchase of upgrader equipment	—	(1,371,951)	(689,478)
Purchase of pilot plant equipment	—	15,412	(199,044)
Purchase of patents and technology rights	—	—	(150,447)

Cash flow used by investing activities	(51,054)	(1,414,700)	(1,053,539)

FINANCING ACTIVITIES
Advances from (to) related parties	(118,383)	(1,065,548)	1,495,154
Proceeds from debt financing	968,825	1,500,000	5,638,220
Repayment of debt	—	(3,033,943)	—
Issuance of common shares	5,778,746	4,047,613	1,239,018

Cash flow from financing activities	6,629,188	1,448,122	8,372,392

INCREASE (DECREASE) IN CASH FLOW	979,039	(5,182,588)	5,486,605

Cash and equivalents - beginning of year	455,632	5,638,220	151,615

CASH AND EQUIVALENTS - END OF YEAR	$1,434,671	$455,632	$5,638,220

CASH FLOWS SUPPLEMENTARY INFORMATION
Interest paid	$7,168	$—	$14,250

Income taxes paid	$—	$—	$—

Non-cash items not included in the statements of cash flows are detailed in note 17

See notes to consolidated financial statements

7

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

Genoil Inc. (the “Company”) was incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialisation of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2006, the Company has incurred a loss of $13,906,047 (2005 - $10,923,321; 2004 - $9,097,560); for the year and has accumulated losses of $43,779,493 (2005 - $29,873,446) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercialising its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year the Company secured net debt and equity financing of $6,747,571.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those in the United States. These differences are described in note 22.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, together with a 50.1% interest in Velox Corporation (an inactive company with no significant assets or liabilities). All intercompany transactions and balances have been eliminated.

(continues)

8

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Significant estimates and assumptions include the ability to continue as a going concern, stock-based compensation, amortization and valuation of property, plant and equipment, patents and technology rights and assumptions and estimates used in the fair values of multiple element arrangements. Actual results could differ from these estimates.

Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with maturities, at inception, of less than three months and that are not subject to any risk of change in value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods and annual rates:

	Office equipment	20% straight-line method
	Upgrader	10% declining-balance method

Patents and technology rights

Patents are recorded at cost and are amortized over ten years on a declining-balance basis. Pending patent costs are not amortized until patents are registered.

Technology rights are recorded at cost. Amortization is provided over ten years on a declining-balance basis.

Impairment of long-term assets

The Company assesses the impairment of long-lived assets, which consist of upgraders, patents and technology rights and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value.

(continues)

9

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

Accounts of foreign operations, which are considered financially and operationally integrated, have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the year end exchange rate. Non-monetary assets have been translated at the rate of exchange prevailing at the date of transaction. Revenues and expenses have been translated at the average rates of exchange during the year, except for amortization, which has been translated at the historical rate. Foreign exchange gains and losses are recognized in earnings.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria, the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Stock-based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other-Stock-Based Payments, which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002 and to account for the grants as compensation expense in its financial statements. The effect of the change in accounting policy is described below under change in accounting policy.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See note 13 for details of assumptions used in the calculations.

Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future tax assets are recorded if realization is considered more likely than not. A valuation allowance is recorded for the amount not expected to be realized.

Loss per share

Basic loss per share amounts are calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. For the year ended December 31, 2006, potentially dilutive common shares (relating to convertible notes, options and warrants outstanding) totaling 45,661,580 (2005 -49,337,242; 2004 - 55,261,590) were not included in the computation of loss per share because the effect was anti-dilutive.

(continues)

10

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible instruments

The equity and liability components of convertible instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the effective interest method. Warrants are recorded at fair value using the Black-Scholes model and classified as a component of shareholder’s equity.

Change in accounting policy

Effective January 1, 2004, the Company retroactively adopted the new accounting standard for stock based compensation. Under this standard, compensation costs attributable to all stock options granted after January 1, 2002 are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus. The effect of this change in accounting policy resulted in an increase in the deficit of $912,214 at January 1, 2004 with a corresponding increase to contributed surplus.

3.	PROPERTY, PLANT AND EQUIPMENT

	2006		2005

	Cost	Accumulated amortization	Cost	Accumulated amortization

Office equipment	$203,882	$(98,733)	$152,829	$(57,958)
Upgrader	3,733,540	(1,644,951)	3,733,540	(1,411,000)

	$3,937,422	$(1,743,684)	$3,886,369	$(1,468,958)

Net book value		$2,193,738		$2,417,411

During 2004 the Company agreed to install a hydroconversion upgrader in a U.S. refinery at an estimated cost of US$11 million. During 2005 the contract was cancelled and management decided to record a write down of $2,191,428 being the total expense on the project.

11

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

4.	INTANGIBLE ASSETS

	2006		2005

	Cost	Accumulated amortization	Cost	Accumulated amortization

Technology rights	$4,075,137	$(1,797,359)	$4,225,137	$(1,572,519)
Patents	856,649	(378,874)	856,649	(325,789)

	$4,931,786	$(2,176,233)	$5,081,786	$(1,898,308)

Net book value		$2,755,553		$3,183,478

The patents relate to fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire between 2019 to 2021.

The Company has the worldwide rights, except for Europe, for certain separation technologies. The term of these rights ranges from 5 to 10 years, depending on country.

Recovery of the patents and technology rights costs remain uncertain. It depends on the commercial application thereof and ultimately attaining profitable operations

During 2006 and 2004, management determined that the carrying value of certain technology rights were less than their future undiscounted net cash flows expected to be generated. As a result the Company recorded $121,753 (2005 - $nil, 2004 - $2,116,912) in impairment provisions against these rights.

5.	RELATED PARTY TRANSACTIONS

	2006	2005

Due to related parties	$—	$118,383

The amounts due to directors, former directors and companies controlled by them were non-interest bearing, unsecured and repayable on demand.

During the year ended December 31, 2004, the Company raised $900,000 through two short-term loans from a director and officer of the Company. Each loan had a maximum term of no greater than six months. As compensation for the short-term loans, the Company issued to the lender 300,000 common shares at a deemed price of $0.25 per share. The value of the shares to be issued being $75,000 was charged to interest expense during the year ended December 31, 2004.

During the year ended December 31, 2004, the Company acquired certain technology assets and services from third parties; the purchase was financed by two directors and senior officers. This liability was settled in 2004 by the issuance of 1,940,000 common shares at a price of $0.10 per common share.

During the year ended December 31, 2004, the Company accrued salaries of $375,000, pursuant to employment contracts and board of director resolution, payable to directors and senior officers of the Company to compensate them for 2004 employment services. These amounts were settled in 2005 through the issuance of common shares of the Company.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Shares issued in exchange for debt were based on the fair value of the shares issued at the date settlement was agreed upon by all parties.

12

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

6.	CONVERTIBLE NOTES

	Series A	Series B	Series C	Series D	Total

Gross amount received	$5,638,220	$750,000	$750,000	$968,825	$8,107,045
Value of warrants and conversion option	(3,822,864)	(25,819)	(26,738)	(51,036)	(3,926,457)

Fair value of repayment obligation	$1,815,356	$724,181	$723,262	$917,789	$4,180,588

2005
Beginning balance	1,815,356	—	—	—	1,815,356
New issuances	—	724,181	723,262	—	1,447,443
Accretion	217,843	10,954	—	—	228,797

Ending balance	$2,033,199	$735,135	$723,262	$—	$3,491,596

2006
New issuances	—	—	—	917,789	917,789
Accretion	420,622	14,865	26,738	25,173	487,398
Interest accrued	—	—	—	27,773	27,773
Conversions	(296,316)	(750,000)	(750,000)	—	(1,796,316)

Ending balance	$2,157,505	$—	$—	$970,735	$3,128,240

Series A

On December 23, 2004, the Company issued a $5,638,220 non-interest bearing convertible note. This convertible note is due on December 23, 2014. The note holders also received 3,203,534 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to December 23, 2009. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 12%, was estimated to be $1,815,356 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of 5 years, resulting in a fair value of $834,153. The residual portion of the proceeds of $2,988,711 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and are being accreted over the term of the debt. During the year ended December 31, 2006, the Company recorded accretion expense of $420,622 (2005 - $217,843; 2004 - $Nil).

During 2006, notes with a face value of $296,316 were converted into common shares of the company at a price of $0.44 per share and 673,445 shares were issued.

A director and officer of the Company and an entity associated with the officer and director subscribed for $306,425 of the convertible notes issued effective December 23, 2004 and was assigned 174,106 share purchase warrants.

(continues)

13

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

6.	CONVERTIBLE NOTES (continued)

Series B

On October 24, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on April 6, 2006 and had an interest rate of 12% per annum. At the holder’s option, the note was convertible to common shares of the Company at a rate of $0.44 per share at any time prior to maturity.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $724,181 on the date the agreement was signed. The residual portion of the proceeds of $25,819 was allocated to the conversion option and was recorded as debt discount with the corresponding charge to contributed surplus. During the year ended December 31, 2006, the Company recorded accretion expense of $14,865 (2005 - $10,954).

During 2006, the holder converted the entire principal of $750,000 and interest of $26,250 on the note into common shares of the company at a price of $0.44 per share and received 1,764,204 shares.

Series C

On December 23, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on June 24, 2006 and had an interest rate of 12% per annum. The note holder also received 426,000 warrants entitling him to purchase the same number of shares at a price of $0.85 per share at any time prior to July 24, 2006. At the holder’s option, the note was convertible to common shares of the Company at a rate of $0.44 per share at any time prior to maturity.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $723,262 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 77%; risk-free rate of 3.8%; and expected life of 0.5 years, resulting in a fair value of $1,150. The residual portion of the proceeds of $25,588 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and were accreted over the term of the debt. During the year ended December 31, 2006, the Company recorded accretion expense of $26,738 (2005 - $NIL) to its fair value.

During 2006, the holder converted the entire principal of $750,000 and interest of $42,000 on the note into common shares of the Company at a price of $0.44 per share and received 1,800,000 shares.

(continues)

14

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

6.	CONVERTIBLE NOTES (continued)

Series D

On October 6, 2006, the Company issued a $968,825 convertible note to entities controlled by a director and officer of the Company in settlement of debt owed them. This convertible note is due on April 6, 2007 and has an interest rate of 12% per annum. The note holder also received 322,941 warrants entitling the holder to purchase the same number of shares at a price of $0.98 per share at any time prior to April 6, 2007. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.75 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 24%, was estimated to be $917,789 on the date the agreement was signed. The residual amount, being $51,036, was allocated to the fair value of the warrants and no value was allocated to the conversion option. The debt discount will be accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 86%; risk-free rate of 4.37%; and expected life of 0.5 years. During the year ended December 31, 2006, the Company recorded accretion expense of $25,173 (2005 - $NIL).

7.	CONTRIBUTED SURPLUS

	2006	2005

Balance, beginning of year	$9,075,415	$8,397,340
Options granted	3,554,776	1,960,141
Options exercised	(1,437,820)	—
Warrants granted	686,795	1,150
Warrants exercised	(209,754)	(1,334,623)
Fair value of holder’s conversion option	—	51,407

Balance, end of year	$11,669,412	$9,075,415

15

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

8.	SHARE CAPITAL

Authorized:

- An unlimited number of common shares without par value.
- 10,000,000 Class A Preferred shares, issuable in series.

Issued and outstanding common shares:

	Number	Amount

2004
Balance, beginning of year	159,035,409	$13,167,509
Private placement (1)
Directors, officers and employees	1,403,592	196,503
Others	9,239,228	1,070,712
Shares for debt
Directors, officers and employees	1,674,999	446,250
Others	1,010,640	155,654
Reimbursement of directors and officers	1,940,000	194,000
Issued for technology rights	1,650,000	241,661
Issued for services	1,000,000	130,000
Stock options exercised	1,507,167	183,508
Warrants exercised	419,021	61,317
Share issue expenses		(270,119)

Balance, end of year	178,880,056	$15,576,995

2005
Shares for debt
Directors, officers and employees	1,266,873	471,414
Stock options exercised	3,816,731	491,725
Warrants exercised	12,087,567	5,125,272

Balance, end of year	196,051,227	$21,665,406

2006
Private placement (2)	4,863,218	3,425,270
Shares for debt
Directors, officers and employees	456,807	269,858
Stock options exercised	10,314,101	2,899,991
Warrants exercised	2,631,602	598,904
Conversion of notes (Note 6)	4,237,649	1,864,566
Repurchase of royalty agreement (Note 14)	4,500,000	4,230,000
Share issue expenses		(144,766)

Balance, end of year	223,054,604	$34,809,229

(continues)

16

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (continued)

1.

In April 2004, the Company issued 10,642,820 units at $0.14 per unit. Each unit consisted of one common share and three-tenths of one non-transferable share purchase warrant. Each full warrant entitled the holder to purchase one common share at $0.15 for a period of two years. $1,267,215 of the proceeds was allocated to common shares and $222,175 to the warrants.

2.

In September 2006, the Company issued 4,863,218 units at US$0.73 per unit. Each unit consisted of one common share and one-quarter non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one common share at US$1.10 for a period of two years. C$3,425,270 of the proceeds was allocated to share capital and C$522,497 to warrants. The value attributed to the warrants were calculated using the Black-Scholes model with volatility; 106%, risk free rate 3.95% and dividend yield nil over their expected life of 2 years.

The Company issued 236,311 warrants with an exercise price of $0.82 as a finders fee in connection with this private placement. The $113,085 value attributed to the warrants was calculated using the Black-Scholes model with volatility; 106%, risk free rate 3.95% and dividend yield nil over an expected life of 2 years.

9.	STOCK OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 41,978,079. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant.

Details of the stock options are as follows:

	Number	Weighted Average Exercise Price 2006	Number	Weighted Average Exercise Price 2005	Number	Weighted Average Exercise Price 2004

Balance, beginning of year	27,180,103	$0.19	24,312,738	$0.15	14,910,400	$0.12
Granted	11,564,166	0.78	8,250,000	0.30	12,242,839	0.16
Cancelled	(1,216,666)	0.33	(1,565,904)	0.20	(1,333,334)	0.10
Exercised	(10,314,101)	0.14	(3,816,731)	0.13	(1,507,167)	0.12

Balance, end of year	27,213,502	$0.45	27,180,103	$0.19	24,312,738	$0.15

Exercisable, end of year	21,342,250	$0.35	23,680,103	$0.18	22,360,904	$0.13

The following is a summary of options outstanding and exercisable as at December 31, 2006:

(continues)

17

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

9.	STOCK OPTIONS (continued)

Exercise Price Range	Options Outstanding	Weighted Avg Remaining Life (Years)	Options Exercisable

0.05 - 0.14	6,491,000	1.46	6,324,334
0.15 - 0.24	3,300,000	1.79	3,300,000
0.25 - 0.34	3,600,002	3.12	2,316,666
0.35 - 0.44	3,250,000	2.78	3,250,000
0.45 - 0.54	5,055,000	2.99	4,263,750
0.65 - 0.74	1,250,000	3.82	—
1.05 - 1.14	337,500	3.42	337,500
1.15 - 1.24	3,150,000	3.42	1,150,000
1.26 - 1.34	400,000	2.38	400,000
1.65 - 1.74	380,000	4.34	—

Total	27,213,502	2.58	21,342,250

10.	WARRANTS

A summary of the changes in share purchase warrants outstanding and exercisable at the end of the year is as follows:

		Weighted Average Exercise Price		Weighted Average Exercise Price		Weighted Average Exercise Price
	Number	2006	Number	2005	Number	2004

Balance, beginning of year	6,359,912	$0.55	18,134,716	$0.32	23,894,857	$0.30
Granted	1,775,054	1.14	426,000	0.85	6,396,380	0.50
Exercised	(2,631,602)	0.15	(12,087,567)	0.29	(419,021)	0.15
Expired	(524,776)	0.72	(113,237)	0.20	(11,737,500)	0.40

Balance, end of year	4,978,588	$0.95	6,359,912	$0.55	18,134,716	$0.32

The following is a summary of warrants as at December 31, 2006:

Exercise Price	Number Outstanding and Exercisable	Weighted Avg. Remaining Life (Years)

0.82	236,311	1.75
0.85	3,203,534	2.98
0.98	322,941	0.26
1.24	1,215,802	1.73

	4,978,588	2.44

18

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

11.	INCOME TAXES

The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2006	2005

Net operating and capital losses	$10,411,200	$7,399,200
Long term assets	320,800	81,100
Deferred exploration costs	434,300	434,300
Undeducted financing costs	51,600	67,600
Valuation allowance	(11,217,900)	(7,982,200)

Future tax assets	$—	$—

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $140,000 (2005 - $268,000), representing the tax effect of losses which expired during the year.

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 34.12% (2005 - 34.12%; 2004 - 34.62%) to the income for the year and is reconciled as follows:

	2006	2005	2004

Benefit at Canadian statutory rate	$(4,744,700)	$(3,727,000)	$(3,149,600)
Permanent differences	1,379,200	824,100	—
Increase in valuation allowance	3,365,500	2,902,900	3,149,600

Future tax recovery	$—	$—	$—

The Company’s future tax assets include approximately $151,300 (2005 - $198,200) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations. The valuation allowance as at December 31, 2006 was increased by $10,200 (2005 - $nil), representing the effect of the unamortized share issuance costs incured in the period.

The Company has approximately $1,272,900 (2005 - $1,272,900) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgement about the recoverability of future tax assets, the impact of the change on valuation allowance is reflected in current income.

19

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

12.	NON-CAPITAL TAX LOSSES CARRIED FORWARD

The Company has incurred estimated losses of $30,513,000 for tax purposes which are available to reduce future taxable income and which expire in various amounts from 2007 to 2026. Such benefits will be recorded as an adjustment to the tax provision in the year realized.

13.	STOCK-BASED COMPENSATION

The fair value of each stock option granted (note 9) was estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions:

	2006	2005	2004

Volatility	94% - 110%	155%	100%
Expected life (years)	2 - 5	5	5
Risk-free rate	3.8% - 4.2%	3.5%	3%
Dividend yield	0%	0%	0%

The weighted average fair value of options granted in 2006 was $0.47 (2005 - $0.27; 2004 - $0.14).

14.	SETTLEMENT OF CLAIM

On February 9, 2006, a statement of claim was filed in the Court of Queen’s Bench of Alberta, Canada, with the Company as the defendant, alleging a liability of $51,120 owing to the plaintiff on account of unpaid royalties and non-performance in respect of the execution of a further formal document evidencing the propriety of the royalty. In the alternative to settling this claim, the statement of claim alleges that the plaintiff be entitled to $13 million, being the amount of the original debt extinguished in the agreement.

During the year ended December 31, 2006, the Company settled the claim by repurchasing the royalty rights by the issuance of 4,500,000 common shares. The shares had a fair value of $4,230,000 as determined by the market price on the date of the transaction and were recorded as an expense in the current year.

15.	COMMITMENTS

The Company has entered into lease agreements which require minimum lease payments summarized as follows:

Contractual obligation repayment schedule:

2007	$104,031
2008	19,816
2009	1,454

$125,301

20

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

16.	CONTINGENCIES

On December 8, 2003, a statement of claim was filed against the Company by a party claiming $143,750 for unfair termination of its consulting agreement. Genoil filed a defence denying such agreement existed in April 2004. Since that time no further steps were taken by either party. At this time an assessment of the potential liability, if any, cannot be reasonably estimated. Accordingly, no provision has been made in these financial statements for these claims.

17.	NON-CASH ITEMS NOT INCLUDED IN STATEMENTS OF CASH FLOWS

	2006	2005	2004

Shares issued to settle debts	$269,858	$471,414	$795,904
Shares issued to settle convertible debts	1,864,566	—	—
Shares issued to acquire technology rights	—	—	371,661

	$2,134,424	$471,414	$1,167,565

18.	SEGMENTED INFORMATION

The Company operates in one industry segment that being the development of the upgrader technology for use in the oil industry. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialisation of this technology.

19.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006 the Company issued 1,249,999 common shares at a weighted average price of $0.14, in connection with the exercise of various stock options for total gross proceeds of $168,833

20.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

21.	FINANCIAL INSTRUMENTS

Credit Risk

The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with major financial institutions. Management believes this mitigates the risks associated with these financial instruments.

(continues)

21

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

21.	FINANCIAL INSTRUMENTS (continued)

Fair Value

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, amounts due to related parties and convertible notes. The fair value of the convertible notes was calculated using discounted cashflow analysis and approximates the carrying value as the implicit interest rate is similar to current market rates. The fair value of the financial instruments, other than long-term convertible notes, approximates their carrying values due to their short term nature. The fair value of the long-term convertible note, using a discount rate of 24% (2005 - 19.5%) at December 31, 2006, is approximately $959,000 (2005 - $1,137,896)

Currency Risk

The Company translates the results of its foreign operations into Canadian dollars using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time and create foreign currency risk. As at year-end the Company had certain obligations denominated in US dollars and there are no contracts in place to manage the exposure. As at December 31, 2006 the Company had US$1,067,102 (2005 - US$83,700) in cash and US$41,099 (2005 - US$109,245) included in accounts payable which is subject to foreign exchange fluctuation.

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities and due to the long-term convertible notes not bearing interest.

22.	DIFFERENCES BETWEEN US AND CANADIAN GAAP

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects to those in the United States (“US GAAP”), except as follows:

a)

Under Canadian GAAP, effective January 1, 2004, Genoil retroactively adopted new Canadian accounting standards for stock based compensation and measured all equity instruments awarded at fair value and recognized the compensation expense over the period of services.

For US GAAP purposes, effective January 1, 2004, the Company retroactively adopted, with restatement of prior years’ financial statements, the fair value method of accounting for all stock-based payments made after January 1, 1995 in accordance with SFAS No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”). Effective January 1, 2006, The Company adopted the requirements of the Statement of Financial Accounting Standard 123R (“SFAS 123R”) “Share Based Payment” which replaces SFAS 123. There was no significant impact on the Company as a result of the adoption of the new requirements under SFAS 123R.

(continues)

22

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

22.	DIFFERENCES BETWEEN US AND CANADIAN GAAP (continued)

b)

Under US GAAP, the conversion feature of the convertible debenture - series A and the detachable warrants described in Note 6, issued by the Company meet the criteria to be exempt from SFAS 133 and were not required to be bifurcated. As a result, the Company followed Emerging Issue Task Force (“EITF”) No. 00-27 and recorded the proceeds of the convertible debenture based on the relative fair value of the convertible debenture and the detachable warrants. For US GAAP purposes, the relative value of the detachable warrants and the intrinsic value of the conversion option were determined to be $1,775,098 and $1,006,250, respectively. As a result of the difference in the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debenture under US GAAP should be increased by $943,446 (2005 - $1,024,649; 2004 – $1,035,676) (net of related accretion expense) with a corresponding decrease in shareholders’ equity, and the accretion expense would have decreased by $81,203 (2005 - $11,027; 2004 - $5,840). During the year convertible notes with a face value of $296,316 were converted into common shares, resulting in an additional $53,850 difference in accretion expense.

c)

Under US GAAP, the conversion feature of the convertible notes - series B and C and the detachable warrants described in Note 6, issued by the Company meet the criteria to be exempt from SFAS 133 and were not required to be bifurcated. As a result, the Company followed Emerging Issue Task Force (“EITF”) No. 00-27 and recorded the proceeds of the convertible notes based on the relative fair value of the convertible notes and the detachable warrants. Accordingly, management has determined that the embedded conversion option within the debt instrument did not result in any beneficial conversion option value. In addition, the Company determined that the portion of the proceeds allocated to the detachable warrants was $1,189. During the year the notes were converted to common shares. The accretion expense under US GAAP for these convertible notes was $1,137 (2005 - $52) and as such, accretion expense would have decreased $40,466 (2005 -$10,902; 2004 - Nil) under US GAAP.

d)

Under US GAAP, the conversion feature of the convertible notes - series D and the detachable warrants described in Note 6, issued by the Company meet the criteria to be exempt from SFAS 133 and are not required to be bifurcated. As a result, the Company followed Emerging Issue Task Force (“EITF”) No. 00-27 and recorded the proceeds of the convertible notes based on the relative fair value of the convertible notes and the detachable warrants. For US GAAP purposes, the relative value of the detachable warrants and the intrinsic value of the conversion option were determined to be $78,087 and $388,111, respectively. As a result of the difference in the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible notes liability under US GAAP should be decreased by $277,094 (net of related accretion expense) with a corresponding increase in the shareholders’ equity. The accretion expense under US GAAP for these convertible notes was $163,242 and the accretion expense would have increased $138,069 under US GAAP.

e)

In 2004, a company controlled by an officer and director providing administrative services was not paid a fee for the services and certain officers were not paid salaries. Under US GAAP, the value of these services is recognized as an expense with a corresponding addition to contributed surplus. The Company estimated the value of these services to be equal to the fair value of stock options granted to these officers. The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model.

23

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

22.1. Adjustments to Consolidated Statements of Loss

	2006	2005	2004

Loss from operations - Canadian GAAP	$(13,906,047)	$(10,923,321)	$(9,097,560)
Stock-based compensation (a)	—	—	(38,697)
Accretion of convertible notes (b)	81,203	11,027	5,840
Accretion of convertible notes (c)	40,466	10,902	—
Accretion of convertible notes (d)	(138,069)	—	—
Value of services (e)	—	—	(5,237)

Loss - US GAAP	$(13,922,447)	$(10,901,392)	$(9,135,654)

Loss per share - basic and diluted	$0.07	$0.06	$0.05

22.2. Adjustments to Consolidated Balance sheets

	2006	2005

Adjustments to Liabilities
Total liabilities - Canadian GAAP	$3,782,427	$5,288,529
Proceeds of convertible notes (b)	943,446	1,024,649
Proceeds of convertible notes (c)	—	40,466
Proceeds of convertible notes (d)	(277,094)	—

Total liabilities - US GAAP	$4,448,779	$6,353,644

Adjustments to Shareholders’ Equity (Capital deficit)
Total shareholders’ equity - Canadian GAAP	$2,699,148	$867,375
Proceeds of convertible notes (b)	(943,446)	(1,024,649)
Proceeds of convertible notes (c)	—	(40,466)
Proceeds of convertible notes (d)	277,094	—

Total shareholders’ equity (capital deficit) - US GAAP	$2,032,796	$(197,740)

The consolidated assets and cashflows are the same under Canadian and US GAAP.

23.	NEW US ACCOUNTING PRONOUNCEMENTS

SFAS No. 155

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the provisions of SFAS 155.

(continues)

24

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

23.	NEW US ACCOUNTING PRONOUNCEMENTS (continued)

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

EITF 00-19.2

In December 2006, the FASB issued Staff Position No. EITF 00-19-2. This FSP addresses an issuer’s accounting for registration payment arrangements and specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5. The guidance in this FSP amends FASB Statements 133 and 150 and FASB Interpretation No. 45 to include scope exceptions for registration payment arrangements. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact this pronouncement will have on its financial statements if any.

(continues)

25

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004 (Expressed in Canadian Dollars)

23.	NEW US ACCOUNTING PRONOUNCEMENTS (continued)

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact FIN 48 will have on the Company’s consolidated balance sheet and statement of operations.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company’s fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its consolidated financial statements.

26

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2006

This Management’s Discussion and Analysis (MD&A) is dated March 9, 2007, and should be read in conjunction with the audited financial statements for the years ended December 31, 2005 and 2006, and the accompanying MD&A for those periods. These and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com.

BUSINESS OF THE CORPORATION

Genoil Inc. specializes in hydrocarbon upgrading (heavy oil and residue) and petrochemical technologies, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil and transportation related markets. The Company currently has 17 full time employees and 4 full time contracted consultants located in three principal offices – Calgary AB, Edmonton AB, and New York, NY. In addition, the Company operates its pilot facility in Two Hills, AB and its sales and marketing operations through a network of commissioned technical sales agents in 36 countries. The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF). The Company has funded its operations to date by way of capital stock private placements and short-term loans to support its near term operations.

Genoil Hydroconversion Upgrader

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU™). The GHU™ converts sour (high sulphur), heavy hydrocarbon feedstocks into lighter oil with higher quality distillates for conventional refining. The GHU™ process uses a hydrogen enrichment methodology, based on catalytic hydrogenation and flash separation. The GHU’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU™ provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions. Sour, heavy crude and residual by-products are converted into lighter distillates, increasing API while maximizing denitrogenation, desulphurisation and demetalisation. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from crude feedstocks. Genoil has a US patent for its GHU™ process and operates a pilot plant in Two Hills, Alberta. The pilot unit has progressed through the development stage and the costs of commercialization have been expensed.

Velox Corporation

Through a license agreement with Velox Corporation, a subsidiary corporation in which Genoil has a controlling interest of 50.1%, the Company has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Velox has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner, using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging them with a mussel contagion that could not be stopped and ultimately inflicted great ecological damage. In view of this danger, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem. Genoil has been in talks with a shipping line and hopes that the contracting process will begin in the near future for this application of Velox’s technology.

Maxis Oil Water Separator

Genoil’s Maxis product line also uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of the Maxis technology allows this system to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis and currently has proposals on the table with two major oil companies based on the Maxis technology. The Company is additionally beginning to apply its Maxis technology to water purification and environmental cleanup applications.

Proposals have been submitted to Medco in Oman and Lukoil in Russia, who are presently evaluating the acquisition of their first units with possible follow up sales after successful installation and operation.

Crystal Oil Water Separators

Genoil’s Crystal water separator is a compact unit that is able to handle small volumes (from 2 GPM to 20 GPM) using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Additionally, Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc. in Salt Lake City, Utah, and has met IMO MEPC 107 (49) resolution and the United States Coast Guard standards, which require bilge water separators to have an effluent discharge of less than 15 ppm for territorial water and less that 5 ppm for discharge into inland waters. In the view of management, the Crystal Sea has advantages over competing models, including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities aboard. Having completed US Coast Guard testing, marketing of the Crystal Sea may now enter the US and other global markets. Genoil has started some ground work and a prototype has been previously presented to a major shipping line for possible installation. Management estimates the Crystal Sea bilge cleaner has a potential 50,000 ship market as all ships over 200 tons that ply the international waters may be outfitted with a device of this nature.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

BUSINESS PROSPECTS

During the year ended December 31, 2006, the Company did not generate any revenue. The Company does not expect to generate revenue or cash flow from its technologies or services in the first half of 2007. The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU™ systems and/or the licensing of its intellectual property. The Corporation has accumulated losses of over $43 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights. Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU™. Genoil is marketing its GHU™ (and related engineering and design services) to refiners and producers of sour, heavy crude around the world and believes that there is strong market potential for this technology. Management estimates that there are approximately 13 million barrels per day of refinery bottoms and 9 million barrels per day of high sulphur, heavy oil that have the potential to be desulphurised and upgraded to lighter products, thereby increasing the yield of high value light distillates and transportation fuels available from each barrel of oil. The continued commercialization of Genoil’s GHU™ represents the next key phase in the Company’s growth.

ACTIVITIES

In October, 2006, Genoil hosted a delegation from the Hebei Zhongjie Petrochemical Group Company Ltd. (“HZ”) in China at its Two Hills facility and signed a Letter of Intent (“LOI”) to begin feed study engineering and complete feedstock pilot testing. Following that meeting, a Genoil delegation travelled to China in February 2007 to determine the correct feed for their GHU facility and the appropriate plant configuration and integration into the existing refinery. Genoil is currently proceeding with a feasibility study for funding which will be followed by the Front End Engineering & Design (“FEED”) study to be integrated into a final contract approval of the project. HZ is currently shipping oil for testing to our facility in Two Hills Alberta that is expected to arrive in 6 to 8 weeks. Upon completion of pilot testing Genoil expects to commence with the design phase for a new 20,000 bpd combined crude feed and vacuum tower bottoms upgrading facility at the HZ refinery in Nampaihe Town, Huanghua City, Hebei, in North eastern China. The implementation of the LOI will commence with the completion of a final definitive agreement and arrangement for the required funding which will be participated in by Hebei Zhongjie. The LOI provides that 10% of all net profits from the GHU™ upgrading facility are to be received by Genoil for so long as the refinery remains in operation. This project has a planned start up date of late 2009 or early 2010.

In August 2006, Genoil executed a Memorandum of Understanding (“MOU”) with the Romanian refining group Steaua Romana with respect to upgrading vacuum tower residue bottoms for an 11,000 bpd refinery located in Campnia Romana with a GHU™ and related upgrader infrastructure. The anticipated Steaua Romana refinery project will be conducted for the purpose of upgrading the vacuum towers residues of 1,200 to 1,500 bpd for further processing in the refinery. Under the terms of the MOU, Steaua Romana and Genoil will commence with a pre-FEED study for the purpose of defining the GHU™ facility configuration, integration into the existing refinery, expected product yield and preliminary costing. Upon completion of the pre-FEED engineering study, Genoil will begin testing of these vacuum tower bottoms at the Two Hills facility to verify final design conditions. Upon successful completion of the tests, the parties will commence the design phase for an upgrader that will be integrated with the Steaua refinery. Genoil has the option to own 50% of the upgrading facility and receive 50% of the profit as long as the facility remains in operation. The parties met in October 2006 to discuss the next phases of their collaboration.

Genoil continues to progress with commercial level discussions with several of the national oil companies in the Middle Eastern Gulf States. Management believes that this is a key market for its GHU™ technology as the region has several significant reservoirs of sour heavy oil. The Company remains committed to developing commercial opportunities in the Middle East for the foreseeable future.

Lukoil is advancing in the development of heavy oil production in the Komi Republic and elsewhere in Russia. This requires an integrated structure that will introduce several new technologies from the introduction of SAGD (Steam Assisted Gravity Drilling) to heavy oil upgrading facilities like Genoil’s GHU. Each technology will be linked in an integrated system. Lukoil is in the process of testing multiple technologies along the chain from the production stage to the refining/upgrading stage. Thus, a decision on an upgrading technology is, in part, dependent on decisions related to the testing of technologies concerned with heavy oil production other than the upgrading element.

Genoil believes that the Lukoil-Komi relationship could potentially lead to a 60,000 bpd GHU upgrading facility processing engagement with the first phase consisting of a 20,000 bpd stand alone facility. Lukoil expressed a desire to construct the facility in three phases or trains, each consisting of 20,000 bpd for a total of 60,000 bpd in this section of the Lukoil-Komi field where they expect to increase production to 125,000 bpd of total production. Genoil submitted a full commercial proposal to Lukoil-Komi in October 2006 for review by Lukoil-Komi and their parent company. Genoil submitted the proposal on time and is now waiting for a response from Lukoil on a clear path forward.

Genoil is also exploring other projects where the Company may share in the ownership of refining operations and/or heavy oil assets in exchange for the utilization of the GHU™ technology.

OVERALL PERFORMANCE

As the Company has no sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

The Company’s working capital condition improved during the period as a result of a successful capital raising.

During the year ended December 31, 2006, the Company’s operating expenses were greater than those in the comparable year ending December 31, 2005 due to increases in business development, human resources and stock-based compensation.

SELECTED ANNUAL INFORMATION

The following table provides a summary of the Company’s key financial performance measures for the year ended December 31, 2006:

	2006	2005	2004

Total revenues	23,393	19,484	-

Net loss	(13,906,047)	(10,923,321)	(9,097,560)

Per share - basic & diluted	(0.07)	(0.06)	(0.05)

Total assets	6,481,575	6,155,904	12,702,995

Long term liabilities	2,157,505	2,033,199	1,815,356

General & Administration costs
Human resources	2,072,491	1,819,355	1,205,509

Business development	1,172,098	855,584	425,013

Professional fees	687,687	871,402	399,067

Rent	187,341	179,536	146,391

Shareholder services	133,223	140,813	143,805

Other
Development costs	335,322	1,408,054	741,049

Stock-based compensation	3,554,776	1,960,141	1,858,163

Unusual items
Impairment of long term assets	121,753	2,191,428	2,116,912

Repurchase of royalty agreement	4,230,000	-	-

The 14% increase in human resource cost results mainly from appointment of additional finance and engineering staff.

Business development consists mainly of travel and accommodation expenses. Officers of the Company frequently travel to China, Russia and the Middle East to market our technology.

Significantly less was spent on development cost in 2006 as the Company’s pilot plant has reached a high level of maturity and no testing of oil was done during the year.

The Company continues to use stock-based compensation to remunerate directors and employees in lieu of cash.

UNUSUAL ITEMS

In September 2006, the Company entered into an agreement with Murphy Canada Exploration Company (“Murphy”) for the repurchase of certain royalty rights held by Murphy (the “Murphy Agreement”). Murphy is a party, as a successor to the interests of Beau Canada Exploration Ltd., to an agreement between Beau Canada Exploration Ltd., Genoil, and others. This agreement provided Murphy with a 3% royalty on Genoil’s consolidated revenues. Genoil has been involved in a legal dispute with Murphy regarding the basis upon which this 3% royalty is payable and the accrued amounts owing under the royalty. Genoil and Murphy entered into the

Murphy Agreement whereby Genoil acquired all of Murphy’s rights to this royalty and obtained a release from any legal claims resulting from this royalty in consideration for 4,500,000 fully paid and non-assessable common shares in the share capital of Genoil, valued at $4,230,000. The issuance of such shares and the re-acquisition of this royalty right have additionally resulted in the settlement of the outstanding dispute.

At year end the Company decided to write off certain technology rights relating to nano catalyst development as it made a decision to concentrate it efforts on commercializing its upgrading technology.

SUMMARY OF QUARTERLY RESULTS

		2006				2005

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenues	21,212	1,377	185	619	(733,718)	181	2,287	750,734

Net loss	(2,182,085)	(7,065,261)	(2,580,141)	(2,078,560)	(5,025,551)	(1,555,371)	(2,818,017)	(1,524,382)

Per share - basic & diluted	(0.01)	(0.03)	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)

Revenues reflect the interest received on short term investments.

As the Company has no significant revenues yet, the quarterly loss represents the burn rate of the company.

During Q4 – 2005 due to a change in accounting perspective, the Company reversed a gain of $733,942 that it had recorded in Q1 – 2005.

LIQUIDITY

The Company used $5,599,095 of cash in its operations during the year (2005 – $5,216,010).

This was financed through C$3.916 million raised in August 2006 via the issuance of 4.86 million common shares at US$0.73 in a private placement. A further C$1.862 million was raised on the exercise of options and warrants.

The Company’s long term debt matures in 2014 and is non-interest bearing.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU™ and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no material commitments apart from the lease commitments disclosed in the notes to the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

An officer and shareholder, personally or through companies controlled by him, regularly provide interim financing to the Company. These advances carry interest at 12% and from time to time are converted to convertible notes on substantially the same terms as offered to outsiders.

On October 6, 2006 the Company issued $968,825 principal amount of 12% convertible notes (the “Notes”) to three entities associated with the Company’s Chairman and Chief Executive Officer and a director. These Notes have a maturity date of April 6, 2007 and the principal and accrued interest therein is convertible into common shares of the Company at the election of the holder at a rate of one common share per $0.75 so converted. In connection with the issuance of the Notes the company issued 322,941 common share purchase warrants to the note holders, such warrants having a term ending April 6, 2007 and being exercisable $0.98 per common share.

ACCOUNTING POLICIES

There were no changes in accounting policies or adoption of new policies during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, amount due to related parties, notes payable and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value, as the implicit interest rate is similar to current market rates.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on April 6, 2007:

Number
Shares outstanding	224,806,146
Issuable under options	26,213,503
Issuable under warrants	4,978,588
Issuable under convertible notes	13,130,916

269,129,153

Evaluation of Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the year ended December 31, 2006 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures are not effective as a result of material weaknesses in internal controls as discussed below.

Management Report on Internal Control

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006.

Due to the Company’s size, and its inability to segregate incompatible functions among its employees, there are inherent weaknesses in the Company’s internal controls to provide reasonable assurance regarding the reliability of financial reporting. The lack of sufficient personnel has resulted in ineffective segregation of duties that if left unremediated, may not prevent or detect material misstatements to annual or interim financial statements. Accordingly, management has determined that this deficiency constitutes a material weakness.

Management and the Board of Directors are currently working on developing compensating controls to mitigate the risk of ineffective segregation of duties. Genoil Inc. will continue to monitor its internal controls and implement appropriate improvements as required.

During 2006 the Company, with the assistance of external consultants, has implemented a number of small improvements to its internal control system and plans to continue this process during 2007.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

Foreign currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At December 31, 2006, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. At December 31, 2006, the Company had approximately US$1,067,100 (2005 - $83,700) cash on hand and US$41,100 (2005 - $109,245) included in accounts payable and accrued liabilities, which is subject to foreign exchange fluctuation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Form 52-109F1 -Certification of Annual Filings

I, David K. Lifschultz, Chief Executive Officer of Genoil Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 6, 2007

/signed/ D.K. Lifschultz

David K. Lifschultz

Chief Executive Officer

Form 52-109F1 -Certification of Annual Filings

I, David Kippen, Chief Financial Officer of Genoil Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 6, 2007

/signed/ D Kippen

David Kippen

Chief Financial Officer

GENOIL INC.

INFORMATION CIRCULAR
for the Annual and Special Meeting of Shareholders
to be held on May 14, 2007

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the board of directors of GENOIL INC. (“Genoil” or the “Corporation”) to be used at the Annual and Special Meeting of the shareholders of the Corporation (the “Meeting”) to be held on May 14, 2007 at 9:00 a.m. (Calgary time) in room 201 of the Telus Convention Center, 120 – 9th Avenue S.E., Calgary, Alberta, T2G 0P3 and at any adjournment thereof for the purposes set forth in the Notice of Meeting.

Solicitation of proxies will be primarily by mail, but may also be by telephone, facsimile, telegraph or oral communication by the directors, officers and employees of the Corporation, at no additional compensation. The cost of the solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy (the “Instrument of Proxy”) are officers or directors of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder, to attend and act for such shareholder at the Meeting or any adjournment thereof may do so either by inserting such person’s name and city of residence in the blank spaces provided in the form of proxy or by completing another proper form of proxy. In either case, the proxy must be deposited with the Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775 or 1-416-263-9524 not less than 48 hours (excluding Saturdays and holidays) before the time for the holding of the Meeting or any adjournment thereof.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy may revoke such proxy by an instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either: (i) with Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775 or 1-416-263-9524 at any time up to and including the last business day preceding the day of the meeting; or (ii) any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, such shares will be voted in favour of: (i) fixing the number of directors for the ensuing year at four, except as may be increased from time to time in accordance with the Corporation’s articles of incorporation; (ii) the election of the persons named in this Information Circular to be nominated as directors; (iii) the appointment of BDO Dunwoody LLP, Chartered Accountants as the auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors; (iv) the amendments to the Stock Option Plan and reloading of stock options under the Stock Option Plan as described herein; (v) the issuance of common shares of the Corporation for unpaid directors’ fees owing to the Corporation’s directors as described herein; and (vi) in respect of any other business raised at the meeting, as such persons consider appropriate.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting or any adjournments thereof. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and this Information Circular.

Voting of Common Shares - Advice to Beneficial Holders of Common Shares

The information set forth in this section is important to the non-registered shareholders of the Corporation. Only registered holders of common shares of the Corporation, or the person a registered holder appoints as proxyholder, are entitled to attend and vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation will distribute copies of this Information Circular and the enclosed Instrument of Proxy (collectively, the “meeting materials”) to the depository and Intermediaries, to be forwarded to Non-Registered Holders. At the Meeting the Corporation will place before the Corporation’s shareholders the audited financial statements of the Corporation for the year ended December 31, 2006.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy when materials are forwarded to them by an Intermediary. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own, notwithstanding the fact they may not be the registered owner of the relevant shares. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive.

a)

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If a Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided.

b)

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder should complete the form of proxy and deposit it with the Corporation c/o Computershare Trust Company of Canada, Attention: Proxy Department 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, Fax: 1-866-249-7775 or 1-416-263-9524. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the names of the persons on the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc., formerly ADP Investor Communications Services, (“Broadridge”). Broadridge typically applies a special sticker to the form of proxy, mails those forms to the Non-Registered Holder and asks Non-Registered Holders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A NON-REGISTERED HOLDER RECEIVING A PROXY WITH A BROADRIDGE STICKER ON IT CAN NOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING – THE PROXY MUST BE RETURNED TO BROADRIDGE WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE SUCH COMMON SHARES VOTED. All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

In addition, there are two kinds of Non-Registered Holders – those who object to their names being made known to the issuers of securities which they own, called Objecting Beneficial Owners (“OBOs”), and those who do not object to the issuers of the securities they own knowing who they are, called Non-Objecting Beneficial Owners (“NOBOs”). Up until September 2002, issuers (including the directors and officers of the Corporation) had no knowledge of the identity of any of their beneficial securities owners including NOBOs. However, subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Company except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers have been able to obtain and use this NOBO list for distribution of proxy-related materials directly (not via Broadridge) to NOBOs. This is stage two of the implementation of the Instrument.

The Corporation has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the Corporation’s securities. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Amongst other matters to be addressed at the Meeting, shareholders will be asked to approve an amendment to the Corporation’s Stock Option Plan (the “Option Plan”) to allow for the issuance of a greater number of stock options and to vote to allow for previously granted stock options to roll back into the Option Plan following their exercise such that they once again become available for issuance under the limits established in the Option Plan. The directors and officers of the Corporation are entitled to participate under the Option Plan and are entitled to receive options granted under the Option Plan as and when determined by the Corporation’s board of directors. For further information regarding the Option Plan and options granted thereunder see the sections of this Information Circular titled “Executive Compensation” and “Other Business To Be Transacted At The Meeting – Amendments to the Stock Option Plan and Reloading of Exercised Options”.

Disinterested shareholders will also be asked to approve the issuance of an aggregate of 660,741 shares to Messrs. Brian Korney, Adam Hedayat, and Lawrence Lifschultz for unpaid directors’ fees in an aggregate amount of $223,000 owing to them by the Corporation. For further information regarding the proposed issuance of shares in satisfaction of the Corporation’s debt to directors see the section of this Information Circular entitled “Other Business To Be Transacted At The Meeting – Shares for Debt”.

VOTING SHARES

As of April 9, 2007, 224,806,146 common shares without nominal or par value of the Corporation (“Common Shares”) are issued and outstanding, each such share carrying the right to one vote on any ballot at the Meeting. As of the date hereof, the only shares of the Corporation carrying the right to vote are Common Shares.

The Corporation has established April 9, 2007 as the record date for shareholders entitled to receive the Notice of Meeting and the number of Common Shares held by each shareholder. A holder of Common Shares on such date is entitled to receive notice of and to vote at the Meeting, except to the extent that after that date such shareholder transfers his shares and the transferee requests, not later than 10 days before the Meeting and in accordance with the provisions of the Canada Business Corporations Act, that the transferee’s name be included in the list of shareholders, in which case the transferee is entitled to vote such shares at the Meeting.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to all of the Corporation’s outstanding Common Shares except for the following:

Name and Municipality of Residence	Number of Common Shares Held	Percentage of Common Shares Held

David K. Lifschultz, Larchmont, New York	34,240,900(1)	15%

Note:

(1)

Mr. Lifschultz, either individually or jointly with other members of the Lifschultz family and affiliated entities, exercises control or direction over an additional 8,467,971 Common Shares of the Corporation, as a trustee and through corporations which he controls and additionally holds stock options exercisable for 12,800,000 Common Shares.

Additionally, as at April 9, 2007, CDS & Co. was the registered owner of 125,649,030 Common Shares, which represents approximately 56% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 55,982,945 Common Shares, representing 25% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

ELECTION OF DIRECTORS

The by-laws of the Corporation provide that up to nine directors may be elected at the meeting to hold office until the next Annual General Meeting or until their successors are elected or appointed. The Corporation’s board of directors (the “Board of Directors” or the “Board”) currently consists of four directors and the Corporation intends to set the number of directors to be elected at the Meeting at four for the ensuing year, subject to future increase during the year in accordance with the Corporation’s articles of incorporation.

The persons named below have been proposed for election as directors of the Corporation and it is the intention of the persons named in the enclosed form of proxy, if named as proxy, to nominate and vote for the election of these persons as directors, unless a shareholder has specified in his proxy that his shares are to be withheld from voting for the election of directors. Management does not contemplate that any of the proposed nominees will be unable to serve as directors. If any of the proposed nominees do not stand for election or are unable to serve, proxies will not be voted for any other nominee. Each director elected will hold office until the next annual meeting of shareholders or until his successor is elected or appointed pursuant to the by-laws of the Corporation.

The following table indicates the names and municipalities of residence of the persons nominated for election as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, as at the date hereof, the offices held by each in the Corporation, the period served as director, and the principal occupation of each such person.

Name and Municipality of Residence	Offices Held and Time as Director	Principal Occupation	Common Shares Beneficially Owned or Controlled

David Lifschultz(1)(2) Larchmont, New York	Chairman, Chief Executive Officer and Director since February 25, 2002	Chief Executive Officer of the Corporation	42,708,871(1)

Brian Korney(2)(3) Calgary, Alberta	Director since June 3, 2005	Vice President, Finance of Caspian Energy Inc., a TSX and LSE listed oil and gas exploration company, operating in Kazakhstan	16,000

Harry J. F. Bloomfield, Q.C.(4)(5) Montreal, Quebec	Proposed Director	Principal of Bloomfield & Associates, a law firm based in Montreal, Quebec	50,000

Joseph Fatony(4)(5) New York City, New York	Proposed Director	Principal and Chief Financial Officer of AFC Realty Capital, Inc., a private real estate investment banking firm operating in New York	50,000

Notes:

(1)

Mr. Lifschultz, either individually or jointly with other members of the Lifschultz family and affiliated entities, exercises control or direction over an additional 8,467,971 Common Shares of the Corporation, as a trustee and through entities which he controls.

(2)	Member of the Audit Committee.

(3)	Member of Compensation and Corporate Governance Committee.

(4)	Proposed Member of Audit Committee.

(5)	Proposed Member of Compensation and Corporate Governance Committee.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Corporation by the respective nominees.

EXECUTIVE COMPENSATION

The Corporation has three “Named Executive Officers”, as defined in Form 51-102F6 to National Instrument 51-102, Continuous Disclosure Obligations, (“Named Executive Officers”) being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The aggregate cash compensation earned by the Corporation’s Named Executive Officers for services rendered during the fiscal year ended December 31, 2006 was $258,780.

The aggregate value of all other compensation, including personal benefits, paid to the executive officers during the fiscal year ended December 31, 2006 does not exceed 1.0% of the aggregate cash compensation paid to such executives. A summary of such compensations paid to the executive officers in 2006 is outlined below:

		Annual Compensation			Long-Term Compensation

					Awards	Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

David Lifschultz	2006	—	—	—	3,500,000	—	—	—
Chairman and	2005	—	—	—	1,800,000(1)	—	—	—
CEO	2004	—	—	—	2,700,000	—	—	—

David Kippen	2006	52,500	—	—	1,150,000	—	—	—
Chief Financial	2005	—	—	—	—	—	—	—
Officer	2004	—	—	—	—	—	—	—

Kirk Morgan(2)	2006	56,250	—	—	50,000	—	—	—
Former Chief	2005	37,500	—	—	—	—	—	—
Financial Officer	2004	—	—	—	—	—	—	—

James Runyan
Chief Operating	2006	150,030	—	—	1,000,000	—	—	—
Officer and	2005	—	—	—	—	—	—	—
Executive Vice	2004	—	—	—	—	—	—	—
President

Notes:

(1)	Includes 100,000 options granted to Mr. Lifschultz in his capacity as a director for services rendered up to the date of the Corporation’s 2005 annual meeting.

(2)	Mr. Morgan served as the Corporation’s Chief Financial Officer, on a part time basis, from July 12, 2005 until July 31, 2006.

Employment Agreements

In 2004, the Corporation entered into an employment agreement with David K. Lifschultz, the Corporation’s Chairman and Chief Executive Officer. This employment agreement provided for a gross annual base salary of $187,500, payable in cash or through the issuance of Common Shares of the Corporation at the discretion of the Corporation’s board of directors. The agreement also provides that in the event of termination without cause Mr. Lifschultz shall be entitled to receive one and one-half times the aggregate value of his annual compensation under the agreement. In lieu of cash compensation otherwise payable in 2006 under this agreement, and in order to conserve Genoil’s working capital position, David Lifschultz agreed in 2006 to receive and was granted 3.5 million options as his total compensation for serving as Chief Executive Officer during the 2006 fiscal year.

In 2005, the Corporation additionally entered into an employment contract with James Runyan, the Corporation’s current Chief Operating Officer and Executive Vice President. Mr. Runyan was entitled to annual compensation of US$150,000.

Option Grants

Pursuant to the Corporation’s Option Plan, options may be granted to officers, directors, employees and consultants of the Corporation or its affiliates. The maximum number of shares that may be issued upon the exercise of options granted under the Option Plan is currently 41,978,079 shares representing approximately 18.7% of the total number of outstanding

Common Shares of the Corporation (prior to giving effect to the proposed amendment described herein). Under the Option Plan, except as otherwise permissible pursuant to the rules of the TSX Venture Exchange, no one optionee may be granted options to purchase more than 5% of the number of issued and outstanding Common Shares as at the date of grant in any one year and insiders may not be granted options to purchase more than 10% of the number of issued and outstanding Common Shares at the date of grant in any one year. The individuals to whom options are granted, number of options granted, vesting, exercise price (which may be no less than the market price at date of grant) and exercise period (which may not exceed ten years), are at the discretion of the Board of Directors, subject to compliance with any applicable regulatory requirements. Options granted under the Option Plan are not transferable.

Under the Option Plan, subject to any express resolution passed by the Board with respect to an option, if an optionee who is an officer, employee (part-time or full-time), director or consultant of the Corporation ceases to be an officer, employee (part-time or full-time), director or consultant of the Corporation such that the optionee holds none of such positions with the Corporation (in each case, the “Departure”) and does not continue in at least one of such capacities, each option held by the optionee will terminate and be deemed to have been terminated:

(a)

if the reason for Departure is resignation or termination without cause, and the Departure is in respect of a director or officer, as applicable, at 4:00 p.m. (Calgary time) on the earlier of: (i) the expiry date of the Option; and (ii) the date that is 180 days after the date of Departure;

(b)

if the reason for Departure is resignation or termination without cause, and the Departure is in respect of an employee (part-time or full-time), at 4:00 p.m. (Calgary time) on the earlier of: (i) the expiry date of the option; and (ii) the date that is 60 days after the date of Departure;

(c)

if the reason for Departure is resignation or termination without cause, and the Departure is in respect of a consultant, in accordance with the terms of the consulting agreement entered into between the Corporation or the subsidiary and the consultant, or, if not expressly indicated in such consulting agreement, at 4:00 p.m. (Calgary time) on the earlier of: (i) the expiry date of the option; and (ii) the date that is 60 days after the date of Departure;

(d)

if the reason for Departure is death, permanent disability or normal retirement of the optionee, at 4:00 p.m. (Calgary time) on the earlier of: (i) the expiry date of the option; and (ii) the date that is 180 days after the date of Departure; and

(e)	if the reason for Departure is termination for cause, at 12:01 a.m. (Calgary time) on the date of Departure;

provided that in the circumstances described in clauses (a), (b), (c) and (d) above, the option may be exercised or surrendered during the respective periods only to the same extent, in the same manner, and subject to the same restrictions and limitations that the optionee was entitled to exercise or surrender the option as at the date of Departure.

In the event of the participant’s death or permanent disability, any option held by the optionee at the time of his death or permanent disability may be exercised or surrendered only (i) by the person to whom the optionee’s rights under the option shall pass by the optionee’s legal will or pursuant to applicable law; and (ii) to the same extent, in the same manner and subject to the same restrictions and limitations that the optionee was entitled to exercise or surrender the option as at the date of death or permanent disability.

The Board may at any time amend or revise the terms of the Option Plan, subject to regulatory approval provided that no such amendment or revision shall, without the consent of the holder, alter the terms of any option previously granted under the Option Plan and no such amendment shall: increase the maximum number of shares that may be optioned under the Option Plan; change the manner of determining the minimum option price; or reduce the option price for options granted to insiders without the consent of the shareholders.

The purpose of the Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation and its subsidiaries to acquire shares, thereby increasing their proprietary interests in the Corporation, aligning their interests with the interests of the Corporation’s shareholders generally, encouraging them to remain associated with the Corporation, and furnishing them with an additional incentive in their efforts on behalf of the Corporation.

Shares issued upon the exercise of options are not currently rolled back into the Option Plan such that they again become available for issuance upon the exercise of options. However, shares previously issuable upon the exercise of options that have expired or been cancelled unexercised are rolled back into the Option Plan and remain reserved for issuance upon the exercise of options granted thereunder. As at the date of this Information Circular, there were 26,513,503 options outstanding and 15,354,664 options had been previously granted which have subsequently been exercised (representing an aggregate of approximately 6.8% of the total number of outstanding Common Shares of the Corporation) and a total of 409,912 additional shares are reserved for issuance and available for grant under the Option Plan (representing approximately 0.2% of the total number of outstanding Common Shares of the Corporation).

Due to these limitations, shareholders will be asked at the Meeting to approve amendments to the Option Plan to, inter alia, increase in the number of options available for grant under the Option Plan and the “reloading” of previously exercised options – see “Other Business To Be Transacted At The Meeting – Amendments to the Stock Option Plan and Reloading of Exercised Options”.

The Corporation may, from time to time, establish self-imposed black-out periods, which have the effect of restricting certain option-holders from exercising their options. The establishment of such black-out periods represents good corporate governance and fosters compliance with applicable securities laws, by restricting affected individuals from trading in securities of the Corporation at times when they may be in possession of material, undisclosed information concerning the Corporation.

However, due to certain restrictions that otherwise prevent extensions of the time during which an option-holder may exercise options, an option-holder may be unfairly penalized by not being able to exercise options during the period that a self-imposed black-out remains in effect. So as not to penalize option-holders as a result of positive corporate behavior on the part of the Corporation, the Corporation proposes to amend the Option Plan to provide a conditional extension to the expiration date for options that expire during, or immediately after, a black-out period.

In light of the foregoing, at the Meeting, and in addition to the amendments to the Option Plan set out above, shareholders will be asked to consider and, if thought fit, pass a resolution ratifying and confirming the amendment to the Option Plan to provide that options issued under the Option Plan will expire on the later of: (i) the expiry date of the affected options; or (ii) if the expiry date occurs during a black-out period established under the Corporation’s Code of Business Conduct, or five business days thereafter, the date that is 10 business days following the end of such black-out period – see “Other Business To Be Transacted At The Meeting – Amendments to the Stock Option Plan and Reloading of Exercised Options”.

Options to purchase 11,172,500 Common Shares at an average exercise price of $0.80 per share, expiring from January 2007 through August 2011, were granted during the Corporation’s 2006 fiscal year. The exercise price of these options ranges from $0.25 to $1.65 per share. A summary of the options issued to the Corporation’s Named Executive Officers in 2006 is outlined below:

Name	Securities, Under Options/SAR’s Granted (#)	Per cent of Total Options/SAR’s Granted in Financial Year	Weighted average Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

David Lifschultz Chairman and Chief Executive Officer	3,500,00	31.3%	$0.68	$0.68	June 7, 2010 February 21, 2010

David Kippen Chief Financial Officer	1,150,00	10.3%	$0.78	$0.78	August 11, 2010 June 7, 2010

James Runyan Chief Operating Officer	1,000,000	17.9%	$0.57	$0.57	June 7, 2010 February 21, 2010

Kirk Morgan Former Chief Financial Officer	50,000	0.4%	$1.65	$1.65	Cancelled

Aggregated Options Exercised During 2006 and Year-end Option Values

200,000 options were exercised by the current executive officers of the Corporation during 2006. The following table sets forth the options exercised and aggregate value of unexercised options as at December 31, 2006 for all Named Executive Officers of the Corporation:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/ Unexercisable

David Lifschultz Chairman and Chief Executive Officer	200,000	$102,000	11,800,000/1,000,000	$3,663,000/$0

David Kippen Chief Financial Officer	—	—	150,000/1,000,000	$0/$0

James Runyan Chief Operating Officer	—	—	625,000/1,375,000	$72,500/$217,500

Kirk Morgan Former Chief Financial Officer	—	—	0/0	$0/$0

Other Compensation Matters

There were no long-term incentive awards made to the Named Executive Officers during the fiscal year ended December 31, 2006. There are no pension plan benefits in place for the Named Executive Officers and neither the Named Executive Officers nor any director of the Corporation is indebted to the Corporation.

As at the effective date of this Information Circular 41,568,167 options had been previously issued under the Option Plan which had not been terminated or cancelled. Of these, 26,613,503 options remain outstanding which have not been previously exercised and a maximum of 41,978,079 options may be authorized for issuance under the Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-Average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)

Equity compensation plans approved by security holders	26,613,503	$0.453	409,912

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	26,613,503	$0.453	409,912

COMPENSATION OF DIRECTORS

The Corporation primarily compensates its outside directors through the issuance of stock options. Following the Corporation’s 2005 annual meeting the Board of Directors determined that the Corporation’s Chairman and Chief Executive Officer, David Lifschultz would not receive separate compensation for serving as a director of the Corporation. The following table outlines the total compensation granted to directors during 2006:

Name	Options Granted in respect of duties as director	Exercise or Base Price ($/Security)	Expiration date	Meeting Fees (aggregate)

David Lifschultz	—	—	—	—

Lawrence Lifschultz(5)	500,000 (1) 25,000(2)	$0.47 $1.12	February 21, 2010 May 30, 2010	— —

Brian Korney	250,000 (1) 137,500(3)	$0.47 $1.12	February 21, 2010 May 30, 2010	— —

Adam Hedayat	250,000 (1) 175,000(4)	$0.47 $1.12	February 21, 2010 May 30, 2010	— —

Notes:

(1)	Annual grant retainer to Directors for the 2006 period.

(2)	Granted in consideration for serving as a member of the Corporation’s Compensation and Corporate Governance Committee.

(3)

Granted in consideration for serving as a member of the Audit Committee from January 1, 2006 to June 30, 2006, Chairman of the Audit Committee from June 30, 2006 and as a member of the Corporation’s Compensation and Corporate Governance Committee.

(4)	Granted in consideration for serving as a member of the Audit Committee and member and Chair of the Corporation’s Compensation and Corporate Governance Committee throughout 2006.

(5)

Mr. Lifschultz was additionally granted one-time compensation of 500,000 options in consideration of his performing certain management related services at the Corporation’s request outside of his duties as a Director.

AUDIT COMMITTEE MATTERS

Composition and Related Matters

The Corporation’s audit committee (the “Audit Committee”) currently consists of Adam Hedayat, Brian Korney and David Lifschultz. Assuming the proposed nominees for director are elected it is anticipated that the Audit Committee is expected to consist of Brian Korney, Harry Bloomfield and Joseph Fatony, all of whom are financially literate. The Audit Committee is responsible for:

(a)	assisting the directors with meeting their responsibilities with respect to financial reporting;

(b)	reviewing and reporting to the Board of Directors on all audited financial statements we prepare and enhancing the credibility and objectivity of all financial reports;

(c)

reviewing with management and with the external auditor any proposed changes in major accounting policies, in the presentation and impact of significant risks and uncertainties, and in key estimates and judgments of management that may be material to financial reporting;

(d)	questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

(f)	reviewing the post-audit or management letters containing the recommendations of the external auditor and management’s response, and following up any identified weaknesses.

For the purposes of MI 52-110, as defined below, Mr. Adam Hedayat is independent, however, Messrs. Brian Korney and David Lifschultz are not, as Mr. Korney served as the Corporation’s Chief Financial Officer until July 12, 2005, and Mr. David Lifschultz is the Corporation’s Chief Executive Officer.

The Corporation has adopted an Audit Committee Charter, the text of which is attached hereto as Schedule “A”.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor which were not adopted by the Corporation’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of Multilateral Instrument 52-110 “Audit Committees” (“MI 52-110”) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, the Audit Committee must pre-approve all non-audit services to be provided.

Relevant Education and Experience

The current members of the Audit Committee have the following relevant education and experience:

Adam Hedayat

Mr. Hedayat is the President of Hampco Enterprises Ltd. He served as Chairman of the Board of Guyana Power & Light from October 1999 until April 2003 and as Chairman and CEO of Northstone Power Corp from March 2001 until January 2002. From June 1998 to July 2001, Mr. Hedayat served as Chairman of the Board of Drayton Valley Power Income Fund. He was Vice-President of SaskPower Commercial, the international arm of SaskPower Corporation of Saskatchewan, from September 1995 to April 1999. Mr. Hedayat is a registered professional engineer in Canada, who graduated from the University of Calgary.

Brian Korney

Mr. Korney is Vice-President, Finance, Chief Financial Officer and Secretary of Caspian Energy Inc. He served as Vice-President, Finance, and Chief Financial Officer of Innova Exploration Corporation from November 2000 to August 2004. Mr. Korney is a Chartered Accountant, who graduated from the University of Alberta with a Bachelor of

Commerce Degree.

David Lifschultz

Mr. Lifschultz has been President and Chief Executive Officer of Lifschultz Terminal and Leasing, Inc., a joint venture investment company, since 1987. He also served as Chairman and Chief Executive Officer of Lifschultz Industries, Inc., a manufacturer of scientific and industrial temperature measurement systems from 1991 to 2000.

External Audit Fees by Category

KPMG LLP served as the Corporation’s independent public accountants for the year ended December 31, 2004. Since the third quarter of 2005, the Corporation retained Dunwoody LLP, Chartered Accountants, as the Corporation’s auditors. The following table sets forth the Audit Fees, Audit – Related Fees, Tax Fees and All Other Fees billed to the Corporation by KPMG LLP and BDO Dunwoody LLP in each of the last two years.

	2006	2005

Audit Fees(1)	$150,000	$160,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	12,000	—
All Other Fees(4)	—	—

Total	$162,000	$160,000

Notes:

(1)	“Audit Fees” means the aggregate fees billed BDO Dunwoody LLP in each of the last two fiscal years for audit fees.

(2)

“Audit-Related Fees” means the aggregate fees billed in each of the last two fiscal years for assurance and related services by BDO Dunwoody LLP that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under the caption “Audit Fees” above. These fees relate to the quarterly review of financial statements.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by BDO Dunwoody LLP for tax compliance, tax advice, and tax planning.

(4)

“All Other Fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by BDO Dunwoody LLP, other than the services reported under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. These fees relate to advice provided with respect to the Chief Executive Officer and Chief Financial Officer certification pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Exemption

Since the Corporation is a Venture Issuer (its securities are not listed or quoted on any of the Toronto Stock Exchange, an exchange registered as a “national securities exchange” under section 6 of the 1934 Act, the NASDAQ stock market or a marketplace outside of Canada and the United States of America) it is exempt from the requirements of Part 3 “Composition of the Audit Committee” and Part 5 “Reporting Obligations” of MI 52-110 and is relying upon such exemption.

CORPORATE GOVERNANCE MATTERS

On June 30, 2005, National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”), and National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”), came into force. The Guidelines set out a number of corporate governance “best practices” while NI 58-101 requires reporting issuers to describe certain aspects of their corporate governance practices in relation to the Guidelines in their information circulars.

The Corporation’s corporate governance policies take into account characteristics specific to an early stage oil and gas technology company. Disclosure respecting the Corporation’s governance policies and the Corporation’s general approach to corporate governance, with reference to the Guidelines, are outlined below.

Board of Directors

The Corporation’s current Board of Directors consists of Messrs. David Lifschultz, Lawrence Lifschultz, Brian Korney, and Adam Hedayat. Of the current Board, Mr. Hedayat is independent for purposes of NI 58-101. Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer (“CEO”) of the Corporation. Mr. Lawrence Lifschultz is not considered to be independent as he is related to David Lifschultz, the Corporation’s Chairman and CEO. Lawrence Lifschultz is David Lifschultz’s brother. Mr. Brian Korney is not considered independent as he has served as the Corporation’s Chief Financial Officer within the last three years. Messrs. Bloomfield and Fatony, proposed nominees to the Board are both independent for purposes of NI 58-101.

The Board facilitates its exercise of independent supervision over management by attempting to meet independently from management when warranted, determining what additional information it needs from management and seeking outside advice and support as it considers appropriate. Generally the Board attempts to ensure that all board committees are composed in the majority by non-management directors with consideration being had to the Corporation’s current size and Board composition.

Directorships

Mr. Bloomfield, a proposed director of the Corporation, is presently a director of British Controlled Oilfields Ltd., a public company listed on the TSX Venture Exchange. None of the other current or proposed directors of the Corporation is currently a director of any other entity that is a reporting issuer in Canada (or the equivalent in a foreign jurisdiction).

Orientation and Continuing Education

The Board currently does not have in place any formal procedure to orient new Board members however, as part of their efforts to identify new candidates for new Board nominations, the Board attempts to add new members who are already familiar with the Corporation and its technologies or who have spent a considerable amount of time working with or for the Corporation. Also, the Corporation looks to nominate individuals to the Board who have previous board experience and a track record of good corporate governance.

Ethical Business Conduct

The Board is concerned with the encouragement and promotion of a culture of ethical business conduct. To this end, the Board endeavours to make itself available and approachable to all members of management and the senior employees of the Corporation and emphasizes to such individuals the importance of ethical business conduct. The Board has adopted a written code of conduct and it is the practice of the Corporation to have all employees and consultants sign a form of acknowledgement indicating that they have received and reviewed a copy of such code of conduct.

Nomination of Directors

The Board as a whole currently plays a role in identifying new candidates for Board nomination. In identifying such candidates, consideration is given to such individuals’ familiarity with the Corporation, its technologies and its business as well as such individuals’ expertise, industry experience and overall reputation. The Board is of the view that its current size is large enough to present a diversity of views and experience, but also small enough to enable it to carry out its duties effectively (with consideration being given to the current size and financial constraints). However, the Board is continually reviewing the availability and potential benefits of additional qualified directors.

Compensation

The appropriate compensation for the directors and officers of the Corporation is generally recommended by the Corporation’s compensation and corporate governance committee (the “Compensation Committee”) for approval by the Board as a whole. The Compensation Committee is charged with, inter alia, the responsibility to review the organization’s structure, management’s succession plans for executive management, developing compensation philosophies and principles and the review and reporting to the Board of its recommendations and determinations of appropriate compensation of the Corporation’s executive officers. The Corporation’s Compensation Committee currently consists of Messrs. Adam Hedayat, Brian Korney, and Lawrence Lifschultz. Assuming that the directors proposed for nomination at the Meeting are approved, the Compensation Committee is expected to consist of Brian Korney, Harry Bloomfield and Joseph Fatony. The Board has approved and adopted a formal charter for the Compensation Committee. The Compensation Committee seeks information as appropriate from management of the Corporation and the board as a whole in reviewing director and officer compensation in light of the Corporation’s current public status, stage of operation and current financial position. The Compensation Committee is charged with reviewing and monitoring compensation of directors and officers of the Corporation in light of their risks and responsibilities from time to time.

Other Board Committees

In addition to the Compensation Committee, the Board has an Audit Committee currently comprised of Messrs. Adam Hedayat, Brian Korney and David Lifschultz, all of whom are financially literate. Assuming that the directors proposed for nomination at the Meeting are approved, the Audit Committee is expected to consist of Brian Korney, Harry Bloomfield and Joseph Fatony. The Audit Committee has adopted an Audit Committee Charter which is attached as Schedule “A” to this management proxy circular. The Audit Committee is responsible for monitoring the audit functions and review of the financial statements of the Corporation in advance of presentation to the Board as a whole. Audit Committee members communicate directly with the independent auditors as appropriate and are entitled to seek such independent outside advice and support as they consider appropriate.

Assessment

The Corporation has no specific process in place at this time for assessing the effectiveness of its Board, its committees and individual directors. The contributions of individual directors are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Evaluation of Practices and Processes

The Board believes that the current practices and processes in place with respect to corporate governance are appropriate and effective for the Corporation given the current size and scope of the Corporation’s operations and with regard to the Corporation’s current financial position. The Board periodically reviews its corporate governance procedures and makes such changes as are considered appropriate. The results of the Board’s periodic review process of the Corporation’s corporate governance measures will be published in a form similar to this one on an annual basis as a part of the Corporation’s information circulars to be distributed to shareholders in relation to the Corporation’s annual meetings. Such reports will be made publicly available on SEDAR at www.sedar.com, by incorporation into such future management proxy circulars.

APPOINTMENT OF AUDITORS

Management of the Corporation proposes to nominate BDO Dunwoody LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation until the next annual meeting of shareholders. BDO Dunwoody LLP were first appointed on September 12, 2005 as auditors of the Corporation. Prior to that time, KPMG LLP served as the Corporation’s auditors. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the re-appointment of BDO Dunwoody LLP as independent auditors of the Corporation to hold office until the next annual meeting of the shareholders, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the appointment of Auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this Information Circular, management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction since January 1, 2006, or in any proposed transaction that would materially affect the Corporation. As defined in National Instrument 51-102, “informed person” means (a) the directors and executive officers of the Corporation; (b) a director or executive officer of any person or company that is, itself, an informed person or subsidiary of the Corporation; (c) any person or company that beneficially owns, directly or indirectly, voting securities of the Corporation or that exercises control or direction over voting securities of the Corporation, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation (other than voting securities held by a person or company as underwriter in the course of a distribution); and (d) the Corporation, to the extent it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of such securities.

In October, 2006, the Corporation entered into loans (the “Loans”) from Lifschultz Enterprises Co., LLC (“Enterprises”), Sidney B. Lifschultz 1992 Family Trust (the “Trust”), and the Lifschultz Family Partnership LP (the “Partnership”) (collectively, the “Lenders”), each of which entities is controlled by or affiliated with David K. Lifschultz, the Corporation’s Chairman and Chief Executive Officer, for an aggregate principal amount of $968,825.19.

Such Loans were evidenced by the issuance of convertible promissory notes (the “Original Notes”) carrying an annual interest rate of 12% and having a maturity date of April 6, 2007. In connection with the issuance of the Original Notes, the Corporation additionally granted an aggregate of 322,941 common share purchase warrants (the “Original Warrants”), exercisable at any time prior to April 6, 2007 at a price of $0.98 per share for 322,941 common shares of the Corporation, to the Lenders.

The Corporation and each of Enterprises and the Trust have agreed, by way of a Note Extension Agreement (the “Agreement”), and subject to receipt of all necessary regulatory and Stock Exchange approvals, to extend the maturity date of the Original Notes from April 6, 2007 until October 6, 2007, with such notes to continue on their original terms in all other respects. The Corporation and each of Enterprises and the Trust have also agreed, by way of the Agreement, and subject to receipt of all necessary regulatory and Stock Exchange approvals, to extend the term of the Original Warrants for a similar six month term, from April 6, 2007 to October 6, 2007

The Corporation has further entered into a Funding Agreement with each of its Chairman and Chief Executive Officer and a related party (the “Funders”) whereby the Funders have agreed to extend a loan to the Corporation, as and when requested by the Corporation, in the same amount and on the same terms, as the Loan originally granted to the Corporation by the Partnership, upon the receipt by the Corporation of a written notice that the Partnership intends to demand payment on such loan. In the event that the Corporation requests the extension of such loan from the Funders, the Funders would be entitled to the issuance of a six month convertible note on the same terms as the Original Notes (the “Funding Note”) and to the grant of such number of common share purchase warrants as is equal to 25% of the number of common shares of the Corporation issuable on conversion of the Funding Note (the “Funding Warrants”). The Funding Warrants, if issuable, would have a term of six months from the date of issue and be exercisable at a price of $0.98.

There are potential conflicts of interest to which the directors and officers of Genoil may be subject to in connection with the operations of the Corporation. Individuals concerned are governed in any conflicts or potential conflicts by the provisions of the Canada Business Corporations Act.

OTHER BUSINESS TO BE TRANSACTED AT THE MEETING

Amendments to the Stock Option Plan and Reloading of Exercised Options

At the Meeting, and subject to the approval of the TSX Venture Exchange, shareholders will be asked to consider and, if deemed advisable, approve amendments of the Option Plan to increase the number of Common Shares in respect of which options may be granted pursuant to the Option Plan to 44,961,229 Common Shares, or 20% of the Common Shares currently issued and outstanding.

The maximum number of Common Shares that may be reserved for issuance under the Plan is presently fixed at 41,978,079 being 18.7% of the Common Shares issued and outstanding. As of the date hereof, the number of authorized options which have been previously granted (and not terminated or cancelled) to purchase Common Shares under the Option Plan is 41,568,167, being approximately 18.5% of the currently issued and outstanding Common Shares. Of these options, 26,213,503 are currently outstanding which have not been previously exercised. The proposed increase in the number of options authorized under the Option Plan would result in authorizing the Corporation to grant up to 44,961,229 options, being equal to 20% of the issued and outstanding Common Shares. The proposed increase in the number of options available under the Option Plan will allow directors, officers, employees and consultants to be granted incentive-based compensation under the Option Plan.

The Corporation may, from time to time, establish self-imposed black-out periods, which have the effect of restricting certain option-holders from exercising their options. The establishment of such black-out periods represents good corporate governance and fosters compliance with applicable securities laws, by restricting affected individuals from trading in securities of the Corporation at times when they may be in possession of material, undisclosed information concerning the Corporation.

However, due to certain restrictions that otherwise prevent extensions of the time during which an option-holder may exercise options, an option-holder may be unfairly penalized by not being able to exercise options during the period that a self-imposed black-out remains in effect. So as not to penalize option-holders as a result of positive corporate behaviour on the part of the Corporation, the Corporation intends to amend the Option Plan to provide a conditional extension to the expiration date for options that expire during, or immediately after, a black-out period.

Additionally, shares issued upon the exercise of options are not currently rolled back into the Option Plan such that they again become available for issuance upon the exercise of options. However, shares previously issuable upon the exercise of options that have expired or been cancelled are rolled back into the Option Plan and remain reserved for issuance upon the exercise of options granted thereunder. This has led to 15,354,664 previously granted and exercised options accruing against the total options available for issuance under the Option Plan notwithstanding that such options are no longer outstanding. As such, shareholders are being asked to approve the reloading of such previously exercised options into the Option Plan. The proposed increase in the number of Common Shares in respect of which options may be granted pursuant to the Option Plan, together with the reloading of previously exercised options, if approved, would increase the number of options available under the Option Plan from 409,912 to 18,747,726 and allow directors, officers, employees and consultants to be granted incentive-based compensation under the Option Plan.

Such amendments and reloading must be approved by the shareholders prior to becoming effective. Accordingly, at the Meeting, the following ordinary resolution to approve the amendment of the Option Plan and reloading of options will be presented.

          “BE IT RESOLVED, as an ordinary resolution, that:

1.

the proposed amendment of the Corporation’s Stock Option Plan to increase the number of Common Shares in respect of which options may be granted pursuant to the Option Plan to 44,961,229Common Shares is hereby approved;

2.

the proposed amendment of the Corporation’s Stock Option Plan to have options issued under the Option Plan expire on the later of: (i) the expiry date of the affected options; or (ii) if the expiry date occurs during a black-out period established under the Corporation’s Code of Business Conduct or within five business days thereafter, the date that is 10 business days following the end of such black-out period, is hereby approved;

3.

in addition to shares otherwise reserved for issuance on exercise of options under the Option Plan, the Corporation is authorized to reserve for issuance on the exercise of options under the Option Plan such number of Common Shares as is equal to the number of options previously granted under the Option Plan that have been exercised prior to the date of the Meeting; and

4.

any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.”

The foregoing resolution must be approved by a majority of votes cast by shareholders who vote in person or by proxy at the Meeting in respect to this resolution. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution approving the amendments of the Option Plan and the reloading of previously exercised options.

Shares for Debt

At the Meeting, and subject to the final approval of the TSX Venture Exchange, disinterested shareholders will be asked to consider and, if deemed advisable, approve the issuance of an aggregate of 660,741 Common Shares to Messrs. Brian Korney, Adam Hedayat, and Lawrence Lifschultz in lieu of unpaid directors’ fees in an aggregate amount of $223,000 owing to them by the Corporation.

Management and the directors believe that it is in the best interests of the Corporation for the directors to settle this debt outstanding by issuing shares in lieu of cash compensation otherwise payable to the aforementioned directors in 2007, for the period up to the Meeting date, in order to conserve Genoil’s working capital position. In that regard, on January 31, 2007, the Board of Directors approved the issuance of 660,741 Common Shares in satisfaction of $223,000 owing to Messrs. Hedayat, Korney and Lifschultz, subject to receipt of all necessary approvals, at a deemed price of $0.3375 per share, a discount of 25% to the market price at the time of such approval.

To be effective, the foregoing resolution must be approved by a majority of votes cast by disinterested shareholders who vote in person or by proxy at the Meeting in respect to this resolution. Unless otherwise directed by the Shareholders appointing them as proxyholder, the persons named in the accompanying Instrument of Proxy intend to vote FOR the Special Resolution, the text of which is set out below:

          “BE IT RESOLVED, as an ordinary resolution, that:

1.	subject to terms and conditions of the debt cancellation agreements entered into between the Corporation and each of Messrs. Brian Korney, Adam Hedayat, and

Lawrence Lifschultz (the “Directors”) on February 1, 2007, the Corporation issue and deliver from treasury an aggregate of 660,741 Common Shares of the Corporation to the Directors in full satisfaction of an aggregate amount of $223,000 owing to them (the “Shares”) by the Corporation, subject to receipt of all required regulatory approvals;

2.	the Corporation reserve for issuance and allot the Common Shares in the capital of the Corporation, to be issued as fully paid and non-assessable shares of the Corporation, to the Directors; and

3.

any officer or director of the Corporation is hereby authorized and directed to execute all documents and do all things necessary or appropriate for the purpose of giving effect to this special resolution.”

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. If any other matter properly comes before the Meeting, however, the accompanying Instrument of Proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Those persons seeking copies of the Corporation’s financial statements and MD&A may additionally contact Mr. David Lifschultz at (914) 834-7794.

Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

          DATED at Calgary, Alberta, this 13th day of April, 2007.

SCHEDULE “A” AUDIT COMMITTEE CHARTER

GENOIL INC. AUDIT COMMITTEE CHARTER

A.	Audit Committee Overview, Purpose and Authority

The Audit Committee (the “Committee”) is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities and is responsible to the Board of Directors. The Committee monitors, evaluates, advises or makes recommendations, in accordance with this Charter and any other directions of the Board of Directors, on matters affecting the external, internal or special audits of the financial and operational control policies and practices relating to the Company. The Committee has the authority to investigate any activity of the Company. The primary purpose of the Committee includes:

•	recommending to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing audit reports for the Company and the compensation for such services;

•	directly overseeing the work of the Company’s external auditors engaged for the purpose of preparing or issuing auditors’ reports;

•	reviewing the Company’s financial statements, MD&A and annual and interim earnings press releases prior to public disclosure;

•	overseeing and monitoring the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, legal and regulatory compliance;

•	assessing the processes related to identification of the Company’s risks and effectiveness of the Company’s response to control or otherwise mitigate these risks; and

•	providing an avenue of communication among the external auditors, management, internal audit staff and the Board of Directors.

The Committee shall have unrestricted access to Company personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any such advisors and to communicate directly with internal and external auditors.

B.	Audit Committee Structure

The Committee shall be composed of three members or such other number of members as may be specified by the Board of Directors. If required under Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), all Committee members shall be independent directors within the meaning of MI 52-110, such that each audit committee member shall have no direct or indirect material relationship with the Company. In addition, a majority of the members of the Committee must be “unrelated directors” – an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

At least one member of the Committee shall be financially literate such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those raised in the Company’s financial statements.

All members of the Board of Directors shall be free to attend any meetings of the Committee and participate but only those members of the Committee shall be entitled to vote on any questions before the Committee. Other than members of the Board of Directors, entitlement to attend all or a portion of any Committee meetings shall be determined by the Chair of the Committee or its members.

The Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Committee shall be a majority of the members. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting.

The minutes of the Committee meetings shall accurately record the decisions reached by the Committee and shall be distributed to Committee members and Board members, with copies to the Chief Financial Officer (CFO), the external auditors and others as directed by the Committee.

C.	Audit Committee Duties and Responsibilities

I.	Review Procedures - General

	(a)	Review and assess the adequacy of this Charter at least annually. Submit the Charter to the Board of Directors for approval.

(b)

Review the Company’s audited annual financial statements together with the MD&A thereon before such statements are submitted to the Board of Directors for approval. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices and judgments.

(c)

In consultation with management, external auditors and internal audit staff, consider the integrity of the Company’s financial reporting processes and controls. Discuss financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the external auditors and the internal audit staff together with management responses.

	(d)	Review and recommend for approval by the Board of Directors the quarterly financial statements of the Company along with related MD&A communication and any related press releases.

	(e)	Review the financial content of the Company’s annual report and any other reports of a financial nature which require approval by the Board of Directors prior to the release thereof.

	(f)	Review on at least a quarterly basis with management, the external auditors and, if necessary, legal counsel any material litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which these will be disclosed in the financial statements.

(g)

Review annually the adequacy of the Company’s procedures relating to the review of all public disclosure documents containing audited or unaudited financial information before its release, including any prospectus, offering memorandum, annual information form or other report.

(h)

Monitor the appropriateness of accounting policies, especially critical accounting policies and financial reporting used by the Company to review any actual and prospective significant changes in financial reporting and accounting policies and practices to be adopted by the Company and to review and assess any new or proposed developments in accounting and reporting standards that may affect or have an impact on the Company.

	(i)	Review and approve the Company’s hiring policies regarding partners, employees, former partners and former employees of its present and any former external auditor.

II.	Review Procedures - External Auditors

(a)

The external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. Review the annual appointment of external auditors for recommendation to the Board of Directors for approval, giving consideration to matters such as:

	•	their independence and whether to retain such auditors for each future fiscal year after consultation with appropriate management;

	•	the fees paid to the external auditors on an annual basis; and

	•	any non-auditing services performed by the external auditors.

(b)	On an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair such auditors’ independence.

(c)	Review the planning and results of the external audit, including:

	•	the auditor’s engagement letter;

	•	the reasonableness of the estimated audit fees;

	•	the scope of the audit, including materiality, audit reports required, areas of audit risk, deadlines and coordination with internal audit staff;

	•	the post-audit management letter together with management’s responses; and

	•	any other matters the external auditors bring to the attention of the Committee.

(d)	Meet with the external auditors, at least annually and preferably at each Committee meeting, or as requested by the auditors, without management representatives present.

(e)	Receive and review all follow-up action or status reports relating to the recommendations of the external auditors and internal audit staff.

III.	Internal Audit Function

(a) The Committee should periodically request from management a review of the need for an internal audit function, and, on the basis of this review, determine whether such a function should be instituted.

IV.	Risk Management Oversight

(a) Assess whether management has implemented policies ensuring that the Company’s risks are identified and that controls are adequate, in place and functioning properly.

V.	Legal Compliance

(a)

On at least an annual basis, review with the Company’s counsel any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

(b)

Review all reports concerning any significant fraud or regulatory noncompliance that occurs at the Company. This review should include consideration of the internal controls that should be strengthened to reduce the risk of a similar event in the future.

VI.	Non-Audit Services

(a) The Committee must pre-approve all non-audit services to be provided to the Company by its external auditors.

VII.	Whistle-Blowing

(a)

The Committee must annually establish and review procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

VIII.	Reporting Requirements

(a) The Audit Committee shall include in the Company’s Information Circulars and, if applicable, Annual Information Form, the information required by MI 52-110 and any applicable forms thereto.

IX.	Other Responsibilities

(a)

Establish, review and update periodically a Code of Ethical Conduct (the “Code”) and ensure that management has established a system to enforce this Code. Additional requirements could include reviewing management’s monitoring of the Company’s compliance with the organization’s Code and ensure that management has the proper review system in place to ensure that Company financial statements, reports and other financial information disseminated to government organizations and the public satisfies legal requirements.

(b) Provided the Company is an SEC registrant, annually prepare a report to shareholders as required by the SEC.

(c) Periodically perform a self-assessment of Committee performance.

	(d)	Review financial and accounting personnel succession planning within the Company.

(e)

Annually review policies and procedures as well as audit results associated with directors’ and officers expense accounts and perquisites; annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

	(f)	Perform any other activities consistent with this Charter, the Company’s by-laws and governing law as the Committee or the Board of Directors deems necessary or appropriate.

D.	Internal Audit Function

The following items would be considered as appropriate for inclusion in the Company’s Audit Committee Charter should the Committee decide to institute an internal audit function.

(a)

Review and if appropriate recommend for the approval of the Board of Directors the annual internal audit plan, including the mandate, staffing, scope and objectives of the internal audit department, as needed.

For example, the internal audit function shall be responsible to senior management, but have a direct reporting responsibility to the Board of Directors through the Committee. Changes in the senior internal audit executive shall be subject to Committee approval.

(b)

Review the appointment, performance and replacement of the internal audit executive. Review annually the performance, budget and independence of the internal audit function and direct the CFO to make any necessary changes.

	(c)	Review the significant reports prepared by the internal audit function together with management’s response and follow-up on these reports.

	(d)	Meet with the internal auditors at least annually or as requested by the internal audit staff without other management representatives present.

(e)

Review and ensure that appropriate communication and cooperation exists where necessary between the external auditors and the internal audit staff, and to provide a direct line of communication between the internal audit staff and the Board of Directors.

E.	Audit Committee Meetings

(a)

Committee meetings may be called by the Committee Chair or by a majority of the Committee members. In addition, the external auditors have the right to call a Committee meeting, usually through the Committee Chair. The Chair of the Committee shall be a voting member and questions will be decided by a majority of votes.

(b)

Meetings may be called with one day’s notice, which notice may be waived by members. All members of the Committee are entitled to receive notice of every meeting. However, it should be standard practice to give Committee members at least five business days’ notice of all meetings.

	(c)	Meetings are chaired by the Committee Chair or in the Chair’s absence, by a member chosen by the Committee amongst themselves.

	(d)	Agendas will be set by the Chair of the Committee with assistance from management, other Committee members, external auditors and internal audit staff, if requested or required. Agendas should be circulated with the materials for consideration at the meeting to all members, the Chair of the Board of Directors, the President and CEO and the CFO no later than the day prior to the date of the meeting. However, it should be standard practice to deliver the agenda and the materials for consideration at the meeting at least five business days prior to the proposed meeting, except in unusual circumstances.

(e)	Except as herein provided, the Chair of the meeting may establish rules of procedures to be followed at meetings.

(f)

Meetings may be conducted with the participation of a member by telephone or any other voice and/or video teleconferencing device which permits all persons participating in the meeting to communicate with each other. A member participating in a meeting by that means is deemed to be present at the meeting.

(g)

The duties of the Committee may be exercised at a meeting at which a majority of the members of the Committee are present or by resolution in writing signed by all members of the Committee who would have been entitled to vote on the resolution at the meeting of the Committee. In case of an equality of votes, the person acting as Chair of the Committee meeting shall not be entitled to a second or casting vote.

(h)

A resolution in writing may be signed and executed in separate counterparts by members and the signing or execution of a counterpart shall have the same effect as the signing or execution of the original. An executed copy of a resolution in writing or counterpart thereof transmitted by any means of recorded electronic transmission shall be valid and sufficient.

(i)

Attendance at all or a portion of Committee meetings by Company personnel will be determined by the Committee and may, at the request of the Committee, include the President and CEO, CFO and a recording Secretary.

(j)

The Recording Secretary shall keep minutes of the proceedings of all meetings of the Committee which following Committee approval are available to any member of the Board of Directors. All minutes will at a minimum be circulated to the Chair of the Board of Directors and should be circulated to all those receiving the agenda. Minutes will be retained by the Board of Directors.

GENOIL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of GENOIL INC. (the “Corporation”) will be held on May 14, 2007 at 9:00 a.m. (Calgary time), in room 201 of the Telus Convention Center, 120 – 9th Avenue S.E., Calgary, Alberta, T2G 0P3 for the following purposes:

5.	to fix the number of Directors for the ensuing year at four, except as may be increased from time to time in accordance with the Corporation’s articles of incorporation;

6.	to elect Directors for the ensuing year;

7.	to appoint auditors and to authorize the Directors to fix their remuneration as such;

8.	to receive and consider the financial statements of the Corporation for the year ended December 31, 2006 and the auditors’ report thereon;

9.	to approve amendments to the Stock Option Plan of the Corporation and to the treatment of previously exercised stock options;

10.	to approve the issuance of common shares of the Corporation for unpaid Directors’ fees owing to the Corporation’s independent Directors; and

11.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Form of Proxy and to mail it to, or deposit it with, legal counsel to the Corporation, c/o Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Fax: 1-866-249-7775 or 1-416-263-9524. In order to be valid and acted upon at the Meeting, the Form of Proxy must be received at the aforesaid address not less than 48 hours (excluding Saturdays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting is April 9, 2007. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date any such shareholder transfers his shares and the transferee requests, not later than 10 days before the Meeting, in accordance with the provisions of the Canada Business Corporations Act, that the transferee’s name be included on the list of shareholders entitled to vote.

DATED at Calgary, Alberta, this 13th day of April, 2007.

BY ORDER OF THE BOARD OF
DIRECTORS

/signed/ David K. Lifschultz

David K. Lifschultz
Chairman and Chief Executive Officer

GENOIL INC.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form (“VIF”) - Annual and Special Meeting of Shareholders to be held on May 14, 2007

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter or matters, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting in respect of such matter or matters.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.

Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.	This VIF should be read in conjunction with the accompanying documentation provided by Management. ------
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VIFs submitted must be received by 9:00 am, Mountain Time, on May 10, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

1-866-734-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+			+

Appointee(s)
Management appointees are: David K. Lifschultz, Chairman and Chief Executive Officer of the Corporation, or, failing him, Brian Korney, Director of the Corporation	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy’s discretion, except as specified below, at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held on May 14, 2007 at 9:00 a.m. (Calgary time), in room 201 of the TELUS Convention Center, 120 - 9th Avenue S.E., Calgary, Alberta, T2P 0G3, at any adjournments thereof, for the following purposes:

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

	For	Against
1. Fix the number of Directors
To fix the number of Directors of the Corporation to be elected at the Meeting at four (4).	☐	☐

2. Election of Directors

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The election of Directors as specified in the Information Circular accompanying the Notice of the Meeting.

	For	Withhold

	☐	☐
Vote FOR or WITHHOLD for all nominees proposed by Management

	For	Withhold
3. Appointment of Auditors
The appointment of BDO Dunwoody LLP as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration as such.	☐	☐

	For	Against
4. Stock Option Plan

To approve amendments to the Stock Option Plan of the Corporation and the treatment of previously exercised stock options as specified in the Information Circular accompanying the Notice of the Meeting.

	☐	☐

Fold

	For	Against
5. Director’s Fees

To approve the issuance of common shares of the Corporation for unpaid Directors’ fees owing to the Corporation’s independent Directors as specified in the Information Circular accompanying the Notice of the Meeting.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		MM / DD / YY

Interim Financial Statements	☐	Annual Financial Statements	☐
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.		Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.		Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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GENOIL INC.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting of Shareholders to be held on May 14, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter or matters, this proxy will be voted as recommended by Management in respect of such matter or matters.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to the matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 am, Mountain Time, on May 10, 2007.	Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+			+

Appointment of Proxyholder

I/We, being holder(s) of shares of GENOIL INC. (the “Corporation”) hereby appoint: David K. Lifschultz, Chairman and Chief Executive Officer of the Corporation, or, failing him, Brian Korney, Director of the Corporation

	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy’s discretion, except as specified below, at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation which is to be held on May 14, 2007 at 9:00 a.m. (Calgary time), in room 201 of the TELUS Convention Center, 120 – 9th Avenue S.E., Calgary, Alberta, T2P 0G3, at any adjournments thereof, for the following purposes:

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

	For	Against
1. Fix the number of Directors
To fix the number of Directors of the Corporation to be elected at the Meeting at four (4).	☐	☐

2. Election of Directors

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The election of Directors as specified in the Information Circular accompanying the Notice of the Meeting.

	For	Withhold

	☐	☐
Vote FOR or WITHHOLD for all nominees proposed by Management

	For	Withhold
3. Appointment of Auditors
The appointment of BDO Dunwoody LLP as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration as such.	☐	☐

	For	Against
4. Stock Option Plan

To approve amendments to the Stock Option Plan of the Corporation and the treatment of previously exercised stock options as specified in the Information Circular accompanying the Notice of the Meeting.

	☐	☐

Fold

	For	Against
5. Director’s Fees

To approve the issuance of common shares of the Corporation for unpaid Directors’ fees owing to the Corporation’s independent Directors as specified in the Information Circular accompanying the Notice of the Meeting.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

Interim Financial Statements		Annual Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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